PARK ELECTROCHEMICAL CORP.

2005 ANNUAL REPORT

Company Profile

Park Electrochemical Corp. is a global advanced materials company which develops and manufactures high technology digital and RF/microwave printed circuit materials and advanced composite materials for the electronics, military, aerospace, wireless communication, specialty and industrial markets. The Company's manufacturing facilities are located in Singapore, China (currently under construction), France (two facilities), Connecticut, New York, Arizona and California. The Company operates under the FiberCote™, Nelco® and Neltec® names.

Net Sales (In Millions)


$500
400
300
200
100
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Net Earnings (Loss) from Continuing Operations before Special Items* (In Millions)


$50
40
30
20
10
0
-10
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Diluted Earnings (Loss) per Share from Continuing Operations before Special Items*


$3.00
2.00
1.00
0
-1.00
-2.00
-3.00
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

*See notes on page 2

Financial Highlights

(In thousands, except per share data)	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001
Net sales	$211,187	$194,236	$195,578	$201,681	$469,121
Gross profit	43,250	32,700	26,657	16,667	113,721
Earnings (loss) from continuing operations before income taxes	23,796	32,744	(47,899)	(28,141)	68,758
Net earnings (loss) from continuing operations before special items	18,102	7,031	3,589	(6,731)	47,795
Net earnings (loss)	21,605	(3,852)	(50,759)	(25,519)	49,419
Diluted earnings (loss) per share from continuing operations before special items	.90	.35	.18	(.35)	2.39
Diluted earnings (loss) per share from continuing operations	1.08	1.50	(2.23)	(.89)	2.57
Diluted earnings (loss) per share	1.08	(.19)	(2.58)	(1.31)	2.65
Cash dividends per share	1.26	.24	.24	.24	.23
Average common shares outstanding	19,879	19,754	19,674	19,535	15,932
Working capital	201,501	197,453	170,274	167,000	188,511
Total assets	307,311	311,070	301,542	360,644	430,581
Long-term debt	—	—	—	—	97,672
Stockholders' equity	242,857	243,896	245,701	292,546	228,906
Equity per share	12.19	12.33	12.48	14.89	14.23

In fiscal year 2005, the Company recorded a pre-tax gain of $4,745 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002. In fiscal year 2005, the Company also recorded pre-tax charges of $625 for severance payments resulting from workforce reductions at the Company's North American and European FR-4 business operations.

In fiscal year 2004, the Company discontinued its financial support of its Dielektra GmbH subsidiary in Germany and treated Dielektra as a discontinued operation. Accordingly, the information in the table above relating to continuing operations excludes Dielektra's operating results and asset impairment charges. The after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2004 through 2001 were $33,761, $6,895, $8,105 and ($1,624), respectively. In fiscal year 2004, the Company also recorded pre-tax gains of $33,088 from litigation against Delco and $429 from the sale of real estate in the U.K. and a pre-tax charge of $8,469 for restructuring and workforce reductions at its North American FR-4 business operations.

In fiscal year 2003, the Company recorded net, pre-tax charges totaling $50,659 comprised of charges of $49,035 related to the write-down of fixed assets at continuing operations in North America and $4,794 related to the closure of its Nelco U.K. facility and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary. In fiscal year 2002, the Company recorded pre-tax charges totaling $16,513 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations.

The information in the table above relating to continuing operations for fiscal years 2005, 2004, 2003 and 2002 includes all the charges and gains described in the preceding paragraphs, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such charges and gains.

Return on Stockholders' Equity (Percentage)


25
20
15
10
5
0
-15
-10
-15
-20
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Equity per Share


$15
12
9
6
3
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Cash Dividends per Share


$1.50
1.20
0.90
0.60
0.30
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996
OPERATIONS										
Net sales	$211,187	$194,236	$195,578	$201,681	$469,121	$381,685	$350,853	$363,770	$334,490	$312,966
Cost of sales	167,937	161,536	168,921	185,014	355,400	310,532	295,034	292,471	275,372	242,655
Gross profit	43,250	32,700	26,657	16,667	113,721	71,153	55,819	71,299	59,118	70,311
Gross profit %	20.5	16.8	13.6	8.3	24.2	18.6	15.9	19.6	17.7	22.5
S, G & A	26,960	27,962	27,157	33,668	47,683	42,921	38,183	38,367	34,366	35,236
S, G & A %	12.8	14.4	13.9	16.7	10.1	11.2	10.9	10.5	10.3	11.3
Earnings (loss) from continuing operations	20,410	29,786	(51,159)	(33,514)	66,038	23,768	17,636	32,932	24,752	35,075
Earnings (loss) from continuing operations %	9.7	15.3	(26.2)	(16.6)	14.1	6.2	5.0	9.1	7.4	11.2
Earnings (loss) from continuing operations before income taxes	23,796	32,744	(47,899)	(28,141)	68,758	24,573	19,703	35,814	26,897	37,264
Net earnings (loss) from continuing operations before special items	18,102	7,031	3,589	(6,731)	47,795	20,383	15,396	23,382	18,859	24,898
Net earnings (loss) from continuing operations	21,605	29,909	(43,864)	(17,414)	47,795	18,488	15,396	23,382	18,559	24,898
Net earnings (loss) from continuing operations %	10.2	15.4	22.4	8.6	10.2	4.8	4.4	6.4	5.5	8.0
Diluted earnings (loss) per share from continuing operations before special items	.90	.35	.18	(.35)	2.39	1.04	.94	1.37	1.05	1.41
Diluted earnings (loss) per share from continuing operations	1.08	1.50	(2.23)	(.89)	2.57	1.13	.92	1.29	1.05	1.41
(Loss) earnings per share from discontinued operations	—	(1.69)	(.35)	(.42)	.08	(.01)	.00	.09	—	—
Return on stockholders' equity %	8.9	(1.6)	(18.9)	(9.8)	24.2	10.6	9.3	16.3	13.4	20.2

In fiscal year 2005, the Company recorded a pre-tax gain of $4,745 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002. In fiscal year 2005, the Company also recorded pre-tax charges of $625 for severance payments resulting from workforce reductions at the Company's North American and European FR-4 business operations.

In fiscal year 2004, the Company discontinued its financial support of its Dielektra GmbH subsidiary in Germany and treated Dielektra as a discontinued operation. Accordingly, the information in the table above relating to continuing operations excludes Dielektra's operating results and asset impairment charges. The after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2004 through 2000 were $33,761, $6,895, $8,105, ($1,624), and $191, respectively. In fiscal year 2004, the Company also recorded pre-tax gains of $33,088 from litigation against Delco and $429 from the sale of real estate in the U.K. and a pre-tax charge of $8,469 for restructuring and workforce reductions at its North American FR-4 business operations.

In fiscal year 2003, the Company recorded net, pre-tax charges totaling $50,659 comprised of charges of $49,035 related to the write-down of fixed assets at continuing operations in North America and $4,794 related to the closure of its Nelco U.K. facility and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary. In fiscal year 2002, the Company recorded pre-tax charges totaling $16,513 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations.

In fiscal year 2000, the Company recorded a charge of $4,464,000 related to the closure of its plumbing hardware business.

The information in the table above relating to continuing operations for fiscal years 2005, 2004, 2003, 2002 and 2000 includes all the charges and gains described in the preceding paragraphs, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such charges and gains.

	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996
FINANCIAL POSITION										
Current assets	243,662	240,082	210,585	210,361	268,611	236,779	230,196	247,380	220,414	217,772
Current liabilities	42,161	42,629	40,311	43,361	80,100	60,666	63,356	70,827	55,410	56,807
Working capital	201,501	197,453	170,274	167,000	188,511	176,113	166,840	176,553	165,004	160,965
Current ratio	5.8	5.6	5.2	4.9	3.4	3.9	3.6	3.5	4.0	3.8
Property, plant and equipment—net	63,251	70,569	90,503	149,810	159,309	125,977	118,012	108,116	83,391	76,439
Total assets	307,311	311,070	301,542	360,644	430,581	365,252	351,698	359,329	307,862	298,975
Long-term debt	—	—	—	—	97,672	100,000	100,000	100,000	100,000	100,000
Stockholders' equity	242,857	243,896	245,701	292,546	228,906	179,118	164,646	166,404	143,355	134,427
Total capitalization	242,857	243,896	245,701	292,546	326,578	279,118	264,646	266,404	243,355	234,427
OTHER DATA										
Capital expenditures	3,328	4,509	6,168	25,686	53,411	26,646	23,860	18,740	18,851	24,562
Depreciation and amortization	10,202	11,978	17,973	16,257	16,724	16,264	14,291	13,207	11,584	9,849
Equity per share	12.19	12.33	12.48	14.89	14.23	11.30	10.53	9.65	8.48	7.76
Cash dividends per share	1.26	.24	.24	.24	.23	.21	.21	.21	.21	.19
Average number of employees	1,110	1,150	1,400	1,690	2,650	2,380	2,140	2,380	2,210	1,990
Sales per employee	190	169	140	119	177	160	164	153	151	157
Average common shares outstanding	19,879	19,754	19,674	19,535	15,932	15,761	16,470	17,030	17,024	17,250



A Message from the President and Chief Executive Officer

Brian E. Shore, President and Chief Executive Officer

FISCAL 2005...A YEAR OF REINVENTION

Our 2005 fiscal year was a year of a transition...a year of change... and a year of reinvention. Fiscal 2005 was the year in which we embarked on the cultural reinvention of our company into a Technology Company and the reinvention of our focus and business orientation from that of a high technology printed circuit materials business into that of an Advanced Materials Company.

In order to put this 2005 fiscal year of transition and reinvention into better perspective, we should refer back to my message contained in our fiscal 2004 annual report where the seeds were first planted related to the reinvention of the company. In my message in the 2004 annual report, I discussed my thoughts and feelings about Park's fifty year anniversary, and what it meant to have been in business for fifty years. I explained that, although we have fifty years of valuable experience and history to draw upon for our benefit, our fifty year history in no way ensures or guarantees our future. I commented that, although it is wonderful to have been in business for fifty years and to reflect back upon the auspicious but humble beginnings of our company back in 1954, our fifty year history does not guarantee that we will be in business another fifty years, or another ten years, or another three years, or even another one year! I explained that our ability to have a future is dependant upon what we are willing to do <u>now</u>. I explained that our ability to have a future is dependant upon our willingness to persevere, to take risks, to be innovative, to be creative and to do those things necessary for us to have a future. I explained that we as people and as a company will be around for so long as we see to it that we are around.

In last year's annual report, I also explained that we believe that our world, <u>i.e.</u>, the global electronics manufacturing industry world, has changed fundamentally and forever! (Of course, for our company or any company to have a future, it is essential that the company be willing to look at reality for what it is rather than for what it would like it to be.) As a result of this fundamental change in the global electronics industry, we believe our company's future would be seriously in doubt if we were to pursue a strategy of maintaining the status quo. We believe that, in order to have a future, the company must fundamentally reinvent itself! So, the decision to fundamentally reinvent the company is, in our opinion, a matter of necessity and a matter of survival.

PARK...A TECHNOLOGY COMPANY

In order for Park to have a future, we believe it is necessary to reinvent the fundamental culture of Park into that of a Technology Company. In last year's annual report message, I explained that, although the company has focused on technology for many years and there are those in the electronics industry who believe Park is a technology company, we did not believe the company was fundamentally a Technology Company at the time of the writing of last year's annual report. For us, being a Technology Company has nothing to do with how large one's R&D department is. Rather, being a true Technology Company goes right to the heart and soul of what the company is all about. For us, the concept of being a Technology Company is all about being "scientific" in everything we do. For us, being "scientific" means questioning and challenging almost everything! Being "scientific" means not accepting the status quo and being suspicious of the status quo. Being "scientific" means that it is not acceptable to continue to do something (something means anything from an accounting procedure to part of a manufacturing process to how we plan and schedule production at a manufacturing facility) in a certain way simply because we have always done it that way in the past! In a Technology Company, the way things have been done in the past is almost completely irrelevant. In a Technology Company which uses scientific disciplines, everything is subject to being challenged and questioned, and the constant questioning and challenging is welcomed! Working in a Technology Company can be disconcerting and very unsettling, because nothing can be taken for granted. There are no givens or absolute truths in a Technology Company. So-called "experts" have little clout and sway in a Technology Company. Although everybody's input is valued and welcomed, nobody's input is beyond being questioned and challenged in a true Technology Company.

As we reinvent Park into a Technology Company, we find ourselves asking questions such as: "Why do we do it in this way?" and "Is this the best way to do it?" and "What is wrong with this picture?" over and over again. A Technology Company is an anti-status quo company! In a Technology Company, the singular mission is to find the truth. And the truth is the truth! The truth cares very little about the status quo or how it has been done in the past or what people are comfortable with. The truth is the truth, and, in a Technology Company, every person *must* be on a relentless pursuit of the truth in everything he or she does.

Since Technology Companies are anti-status quo companies, Technology Companies often find themselves operating in uncharted territory. Rather than feeling threatened by uncharted waters, Technology Companies welcome the unknown and welcome tackling new, foreign and unfamiliar things. Technology Companies are companies where innovation reigns supreme, and the status quo is viewed with suspicion and skepticism. For a company to be a true Technology Company in its heart and soul, it must welcome "newness"! For a company to be a true Technology Company, it must be fearless!

We fully understand that the reinvention of Park into a Technology Company is a very, very massive and consuming undertaking. I mentioned in last year's annual report message that, assuming the employees of Park dedicate themselves very intensively to this reinvention, it may still take three to five years to fully bring about this cultural reinvention of the company. We realistically do not expect this reinvention to occur overnight. The good news is that I believe we are off to a good solid start with our reinvention in our 2005 fiscal year. The reinvention of our business into a Technology Company has been our pervasive and consuming focus during the year and the topic of frequent and deep discussions in our company around the world. We take this reinvention extremely seriously, as we believe it is necessary in order for our company to survive and to have a future. Of course, a company is really a collection of people. Therefore, in order for Park to reinvent itself, each Park person must reinvent himself or herself. My report to you is that some of our people have fully embraced the cultural reinvention of our company and some of our people are working hard to embrace it. All in all, although we are still at the front end or beginning of the reinvention process, I believe we have gotten off to a good start.

PARK...AN ADVANCED MATERIALS COMPANY

Traditionally, and for many, many years, Park has essentially been a higher technology printed circuit materials business which dedicated almost all of its energy and efforts toward the maintenance and enhancement of this business. (As you may know, Park was founded in 1954 and entered the printed circuit materials business in approximately 1959 (some even claim that Park invented the modern day printed circuit materials business), and Park's clear and predominant business focus became that of a printed circuit materials company around 1980. Prior to that time, Park was engaged in other businesses in addition to the printed circuit materials business.) Since Park has been in the printed circuit materials business for so long (perhaps longer than any other printed circuit materials company in existence today!), we became fairly good at that business over the years, and also became very comfortable operating in that business environment over the years. As it turns out, our deep and lengthy experience in the printed circuit materials business and our comfort operating in that business were tremendous assets of the company...until approximately five years ago when the global electronics manufacturing industry changed fundamentally and forever! At that point, our "comfort zone" in the printed circuit materials business became our enemy, because our "comfort zone" made it even more difficult for us to accept the *reality* that our business model of focusing almost exclusively on our printed circuit materials business was no longer *viable*! We nevertheless


Worldwide High Temperature Materials
(Percentage of Printed Circuit Materials Sales)
100
80
60
40
20
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

did accept this reality that our business model was no longer viable; and we concluded that, in order for Park to have a future, we needed to reinvent the business orientation and focus of our company from a printed circuit materials company into an Advanced Materials Company which develops, markets and produces high technology digital and RF/microwave printed circuit materials and advanced composite materials for the electronics, military, aerospace, wireless communication, specialty and industrial markets! By the way, this reinvention in no way entails our withdrawal from or de-emphasis of our high technology printed circuit materials business. Rather, the reinvention entails Park's redefining itself as an Advanced Materials Company which operates in many markets with many product lines, including the printed circuit materials market and printed circuit materials products.

Prior to Park's reinvention, when Park's business focus and orientation was still that of a printed circuit materials company, Park owned two businesses which were not clearly aligned with that business focus and orientation, namely our FiberCote advanced composites business and our Neltec SA RF/microwave circuit materials business. (As you may know, Park acquired FiberCote in 1988 and Neltec SA in 1992.) The following diagram is intended to be a representation of Park Electrochemical *before* its reinvention into an Advanced Materials Company. (The squiggly dotted lines are intended to indicate the tenuous and less than clearly defined connections of the Neltec SA RF/microwave and FiberCote advanced composites businesses to the central business focus and orientation of Park as a printed circuit materials business.)



Reinvention of Business
BEFORE REINVENTION
Park = Printed Circuit Materials Business
Park/Nelco
(Printed Circuit Materials Business)
Neltec SA
(RF/Microwave Circuit Materials)
FiberCote
(Advanced Composites)

The following two diagrams are representations of Park *after* its reinvention (meaning now!). Note that, in both diagrams, one of which is business unit oriented and one of which is market oriented, Park continues to own its Nelco/Neltec high technology digital printed circuit materials business. However, the key message is that Park is no longer defining itself as, and therefore limiting itself to, being a printed circuit materials business.



Reinvention of Business
AFTER REINVENTION (NOW!!!)
Park = Advanced Materials Business
Park Electrochemical
(Advanced Materials)
Business Units
Nelco/Neltec
(High Technology Digital Circuitry Materials)
FiberCote
(Advanced Composite Materials)
Neltec
(RF/Microwave Circuitry Materials)
?
?



Reinvention of Business
AFTER REINVENTION (NOW!!!)
Park = Advanced Materials Business
Park Electrochemical
(Advanced Materials)
Markets
High Tech Electronics Systems
Military
Aerospace
Industrial/ Commercial/ Specialty
Wireless Commun- ications
?
Nelco/ Neltec
FiberCote/ Neltec
FiberCote/ Neltec
FiberCote
FiberCote/ Neltec
?

Please note that, in the above two diagrams representing the reinvented Park Electrochemical, there are boxes containing question marks. These question marks are intended to suggest the possibility (and maybe even probability) that the reinvented and redefined Park may expand into other product lines, geographies and markets through internal product development, capital investment, facility modifications or installations, licensing arrangements, technical or other collaborations or business acquisitions. Prior to its reinvention, when Park defined itself in a more limiting way (*i.e.*, as a printed circuit materials business), it would have been less likely for Park to expand its business through these means into new areas or fields. Now that Park is defining itself much more broadly (*i.e.*, as an Advanced Materials Company), it will be more likely and natural for Park to expand its business into new areas and fields! However, in order for Park to expand its business into new fields and areas, it will be essential for Park to have a culture which welcomes and embraces taking on new things and operating in uncharted waters...**and this is the critical connection between the reinvention of Park into a Technology Company and the reinvention of Park into an Advanced Materials Company!** Remember that the culture of a Technology Company is a culture of embracing "newness" and uncharted territories and is an anti-status quo culture. In order for Park to successfully expand its business into new areas outside of printed circuit materials, Park must have a culture which welcomes taking on new things and embarking into new areas...and this is precisely the culture of a Technology Company! So, the key message is that the reinvention of Park's culture into the culture of a Technology Company is a necessary prerequisite to the reinvention of Park into an Advanced Materials Company! Once again, the reinvention of Park into an Advanced Materials Company entails successfully moving into areas and fields which are new to Park. In order for Park to successfully do this, it must have a culture which embraces "newness," and that culture is the culture of a Technology Company!

ADVANCED COMPOSITES MARKET STUDY

Consistent with the reinvention of Park into an Advanced Materials Company, we have decided that the first major new area and field which Park will consider expanding into is the advanced composites field and industry. Of course, Park already owns, and has owned since 1988, an advanced composites business, namely FiberCote, but, as explained above, the connection of FiberCote to Park had previously been tenuous and Park had previously focused only a small amount of its attention and resources on the FiberCote business or the advanced composites industry. This all dramatically changed on January 1, 2005, when we announced internally that we had, effective immediately, redefined Park into an Advanced Materials Company. Since January 1, 2005, we at Park have been engaged in a high-level and intensive strategic market analysis and study of the global advanced composites industry. This high-level, intensive global market study should be completed within the next month or two. The completion of this study will lead immediately to high-level, strategic discussions and planning relating to whether and how Park should expand its business presence in the global advanced composites industry. We will focus particularly on which end-markets, which geographic regions, which technologies, which products and which manufacturing capabilities Park should expand into. We will consider any and all vehicles available toward expansion into those areas, including product development, capital investment, facility installations or modifications, joint ventures and other collaborations, licensing arrangements and business acquisitions.

2005 SALES BY END MARKET



Computer/Office
Aerospace
Telecom/Datacom
Instrumentation/
Other
Transportation

FISCAL 2005...AN IMPORTANT YEAR

Time will tell, but the 2005 fiscal year may turn out to be one of Park's most important (maybe *the* most important) year since 1954 when Tony Chiesa and my father founded the company! This is because fiscal 2005 was the year in which we celebrated our fifty-year anniversary, but, rather than becoming self-congratulatory and complacent about our fifty-year history, we embarked upon the very difficult but also very essential and necessary process of reinventing our business in order to have a chance at having a future. At this point, our future is certainly not yet secured. Our future will depend upon how committed we as a people are to our reinvention. If we allow ourselves to lapse back into a state of denial or back into our comfort zone, we may not survive in my opinion. If we as a people accept reality for what it is and embrace and drive reinvention, then we will have a future without doubt. In any event, talk of course is cheap and time ultimately will tell. But, regardless as to what does happen, there is no doubt that fiscal 2005 was a year of reinvention for Park Electrochemical!

GOODBYE, EMILY GROEHL

We recently announced that, after 20 years of wonderful, wonderful service to the company, Emily Groehl will be retiring in June of this year. Simply put, Emily is the best salesperson I have ever known! Emily's contribution to the industry and our company over the years is so enormous that it is really hard to define with words. We will all miss Emily so very much. In any event, we would like to thank Emily once again from the bottom of our hearts for everything she has done for us over the years and to wish Emily and her husband Fred the very best in their retirement.

MY COVENANT WITH YOU, OUR SHAREHOLDERS

My covenant to you, our shareholders, is to tell you the truth as I see it regardless as to whether you will like it or not. My commitment is to openly discuss with you our plans, our objectives, our problems, our strengths and our shortcomings. I am not here to promote or hype our company or our stock. I am here to tell you the truth as I know it. It is your job to decide whether you like that truth or not. It is simply my job to tell you the truth as I know it. I personally feel optimistic about our company and our future, but that is only my opinion. Obviously, you, our shareholders will formulate your own opinions about our company and our prospects. I could not care less about what is fashionable or what is in vogue in terms of CEO style. Fashion and style mean nothing to me. I can tell you, however, that, whether we fail or succeed, there exists within Park and within me an overwhelming and consuming commitment to do our very best for you, our shareholders. Obviously, it is your job to judge whether we succeed or fail. I nevertheless would like you to understand and appreciate the deep sense of commitment to our shareholders which permeates the Park organization.

Sales Per Employee (In Thousands)



$200
150
100
50
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Thank you, again, our shareholders, for your interest. I appreciate your input, and I enjoy working with you.

Sincerely,



Brian E. Shore
President and Chief Executive Officer

Global Manufacturing Capability

Park's global manufacturing capabilities place the Company's resources close to its customers and enable the Company to be very responsive to its customers and solve their problems quickly.



Newburgh, NY
Waterbury, CT
Fullerton, CA
Tempe, AZ
Melville, NY
(Parent Company Offices)
Mirebeau, FR
Lannemezan, FR
Singapore
Zhuhai, PRC

About Park

Park Electrochemical Corp. is a global advanced materials company which develops, manufactures and markets a broad array of digital and radio frequency ("RF")/microwave printed circuit materials and advanced composite materials for the electronic infrastructure, military, aerospace, wireless communication, specialty and industrial markets.

Park's printed circuit materials business operates under the Nelco® and Neltec® names through fully integrated business units in Asia, Europe, and North America. Park specializes in advanced materials for complex printed circuit boards used in high reliability, high bandwidth applications in both the digital and RF/microwave domains.

Park's advanced composite materials business operates under the FiberCote™ name through a fully integrated business unit in North America with its manufacturing facility located in Waterbury, Connecticut. Park specializes in advanced composite materials for aerospace, military and industrial applications.

The Company's manufacturing facilities are located in Singapore, China (currently under construction), France (two facilities), Connecticut, New York, Arizona and California.

Nelco Asia Pacific



From Left to Right: Simon Tan, Timothy Lim, Patrick Wong, Henry Kong, SM Wong, TH Quek, Isabel Pang, Wilson Xia, Freddy Lee, Gary Watson

Maintain momentum. Elevate expectations. Establish processes that create continuing improvements daily. Involve every worker. Solve problems. All these attributes are part of what it takes to become a true Technology Company and, taken collectively, imply an organizational commitment to the relentless pursuit of truth in all matters big or small. Opting for the status quo or a solution which is incomplete is easy but does not lead to a sustainable future.

In this vein, I am happy to report that our factory in Singapore is safer now than last year. It is cleaner now than last year. Logistics have been simplified. Key processes have been improved throughout the entire plant. We have a new treater. We are more capable this year than last in terms of quality and quantity of product produced. But hidden behind all the improvements made—improvements obvious to our customers and suppliers—is something else, something more embedded. It is the fact that our periodic gains in time efficiency and productivity are based on human ingenuity and not high technology equipment. Esprit de corps in our factory centers on the principle that we know we have to get better to be around tomorrow. So our collective reward is survival.

Survival demands that we re-examine everything we do or don't do for our business to succeed. It also means change. This year's leadership team has many new faces. All have been recruited carefully to help ensure forward momentum and the highest sense of integrity regarding our shared leadership role in taking care of our business now and in the future. We have new Directors leading the functions of Operations, Procurement, Quality, Technology, and Finance.

Construction of our factory in Zhuhai, China, 50 miles west of Hong Kong, is now underway. This new factory is scheduled to be completed toward the end of the current fiscal year, at which time we will start qualifying a full array of high Tg FR-4 and high performance materials for the China market. The main reason for this investment is to establish presence and local distribution of our products in the People's Republic of China so that we can continue to grow with our key and emerging customers in that part of the world.

We have accumulated many years of manufacturing knowledge and have steadily transformed it into processes and manufacturing systems that enable us to help our customers meet the requirements of their OEMs around the world. In all respects, we have moved into the New Year with a clear focus, strong market demand, and a high degree of forward momentum.

Gary M. Watson, *Managing Director*
Nelco Products Pte. Ltd.
Nelco Technology (Zhuhai FTZ) Ltd.

Multilayer printed circuit materials generally consist of prepregs and copper-clad laminates. Prepregs are chemically, electrically, and thermo-mechanically engineered thermosetting or thermoplastic resin systems, which are impregnated into and reinforced by a specially manufactured fiberglass cloth product or other woven or non-woven reinforcing fiber. This insulating dielectric substrate generally is 0.060 inch to 0.002 inch in thickness, or less in some cases. While these resin systems historically have been based on epoxy resin chemistry, in recent years, increasingly demanding requirements of original equipment manufacturers ("OEMs") have driven the industry to utilize proprietary enhanced epoxies as well as other higher performance resins, such as bismalimide triazine ("BT"), cyanate ester, polyimide or polytetrafluoroethylene ("PTFE").

Multilayer printed circuit board interconnection systems are used in virtually all advanced electronic equipment to direct, sequence, and control digital signals between semiconductor devices (such as microprocessors, memory devices and logic devices), passive components (such as resistors, inductors and capacitors) and connection devices (such as infrared couplers, RF/microwave antennas, fiber optic components, and electronic connectors). Digital applications for Park's high performance printed circuit materials include high-speed internet routers and switches, storage area networks, high end servers, and supercomputers. These materials can also be used in consumer products, including personal digital assistants ("PDAs"), cellular telephones, automotive applications, and wireless networks ("LANs", "MANs", and "WANs"). Other applications for Park's products include military markets where there is a premium on robust thermal performance and reliability. RF/microwave applications for the Company's high performance printed circuit material products include cellular base station and tower antennas, analog power amplifiers, military radar, avionics and automotive applications (such as telematics, global positioning systems, satellite radio, and adaptive cruise control).

Park's high performance printed circuit material products include proprietary high-speed, low-loss materials for digital applications requiring increased, high bandwidth signal integrity, BT materials, non-MDA polyimides for applications that demand extremely high thermal performance, advanced cyanate ester formulations, and PTFE materials for RF/microwave systems that operate at frequencies up to 77GHz.

The Company's customers for its advanced printed circuit materials include leading independent printed circuit board fabricators, electronic manufacturing service ("EMS") companies and major electronic OEMs in the computer, networking, telecommunications, transportation, aerospace, and instrumentation industries located throughout North America, Europe and Asia. The Company seeks to align itself with the larger, more technologically-advanced and better capitalized independent printed circuit board fabricators and major electronic equipment manufacturers which are industry leaders committed to maintaining and improving their industry leadership positions and to building long-term relationships with their suppliers.

The Company has located its advanced printed circuit materials manufacturing operations in strategic locations intended to serve specific regional markets. By situating its facilities in close geographical proximity to its customers, the Company is able to rapidly adjust its manufacturing processes to meet customers' new requirements and respond quickly to customers' technical needs.

Park's advanced composite materials include prepreg broad goods and slit or chopped products. It is difficult to find a single definition of what comprises a "composite material." One definition describes "those materials that contain a matrix constituent that binds together and provides form to an array of a stronger, stiffer reinforcement constituent." The major composite classes include organic-matrix composites ("OMCs"), metal-matrix composites ("MMCs") and ceramic-matrix

FiberCote Industries, Inc.



From Left to Right: Steven Garrette, John Korzinski, John Tauriello, and Steven Peake

FiberCote has very much embraced the Company's mission of becoming a Technology Company. Through the use of scientific disciplines every day, we are searching for the *truth* to the causes of problems. As problems arise, every one of us takes the approach to question and challenge everything; we know that problems do not simply go away. If we do not fully identify the root cause of the issue and take the actions necessary to correct the matter, the same problem will come back again.

We are nearing completion of the installation of a new treating line at our manufacturing facility in Waterbury, Connecticut. For FiberCote, this is a *new* process line, complete with *new* technology, *new* products and *new* problems. This new line will expand our capacity to produce some of our existing products, and enhance our capability to manufacture certain materials more efficiently, providing capacity for continued profitable growth. As we further study the markets we serve, we are considering adding additional manufacturing process lines to complement our existing capabilities and allow us to better serve our customers' needs.

Fiscal year 2005 was a good solid year for FiberCote and our FiberCote team. The team remained focused on our key day-to-day business objectives of delivering value to our customers, and the team was able to achieve good solid financial performance during the year. In the current year, the FiberCote team remains focused on continued achievements in our business. We look forward to utilizing new and enhanced technology and capability in our quest to provide advanced material solutions to our customers. How can we help you with your needs for composite material solutions to your problems?

Steve Garrette, *President*
FiberCote Industries, Inc.

Neltec Europe SAS



Top, from Left to Right: Frederic Pain, Lionel Mistarz, Manuel Gonzalez and Jean-François Lapnurien
Bottom, from Left to Right: Patrick Crowley, Eliane Serrier, and Christian Mauviere

The 2005 fiscal year has been a year of redirection for Neltec Europe SAS with the continued transfer of high performance materials manufacturing to Mirebeau as a high priority for the future of the business in Europe. The successful transfer of N4000-13, N4000-13 RF, N9000-13 RF, N7000-1, N7000-2HT and N7000-2VO has been accomplished, and customers are receiving laminate from these resin systems that has been processed in Mirebeau. The production of these materials is part of the plan for success at the Mirebeau facility, and customer reception has been good regarding increased business based on Neltec's ability to provide high performance materials from within Europe.

Neltec Europe SAS will continue to strengthen its ability to produce high performance materials in Mirebeau with the continuing transfer of existing materials and also the production of materials that are recent releases from R&D. As new materials are released from development, the facility at Mirebeau will be positioned to optimize and produce those materials for the European market. Neltec Europe SAS will also continue to support the existing European customer base with standard product that has been produced in Mirebeau in the past. We look forward to a good 2006 fiscal year at Neltec Europe SAS.

Patrick Crowley, *General Manager*
Neltec Europe SAS

Neltec SA



From Left to Right: Eric Marlat, Florence Crevenat, Ase Dupont, Jean-François Le Rouzic, Alan Nichols, Jean-Luc Soueix, Michel Capdevielle

The focus of the team at Neltec SA has been to increase market awareness of our range of materials. Now, Neltec SA has good recognition in the microwave market as a manufacturer of glass reinforced PTFE laminates used for electronic circuits and components operating at frequencies between 500MHz and 77GHz. Many significant new applications at worldwide major OEMs use materials from Neltec SA. The primary markets supported by Neltec SA are manufacturing for wireless infrastructure in Europe and Asia. In addition, automotive telematics, a new significant market, is showing good potential for the 2006 fiscal year and beyond.

During the 2005 fiscal year, Neltec SA achieved a meaningful increase in revenues, but a significant challenge remains due to the weakness in the value of the US dollar relative to the Euro. The team has been working to increase productivity to offset the fall in the value of the US dollar. Our challenge for the 2006 fiscal year will be to continue this growth, adding value for the Company by adding value for our customers.

Jean-François Le Rouzic, *General Manager*
Neltec SA

composites ("CMCs"). The term "organic-matrix composite" is generally assumed to include both polymer-matrix composites ("PMCs") and carbon-matrix composites (commonly referred to as carbon-carbon composites). Park's PMC advanced composite materials are produced by using a combination of high performance reinforcements coupled with organic polymer matrices to achieve structural end-product performance that exceeds the sum of the performance of the individual constituents. In most applications, these PMC materials are utilized to replace metals due to their superior strength to weight ratio, high degree of corrosion and wear resistance, good vibrational damping and low coefficient of thermal expansion ("CTE"). Typical reinforcements may include unidirectional or woven carbon fiber (standard, intermediate or high modulus), various grades of woven or unidirectional glass fiber (E-glass, S-glass or quartz), aramid materials, silica or other materials. Resin systems employed in advanced composite materials include thermoset polymers, such as polyesters, epoxies, phenolics, cyanate esters, bismalimides or other high performance specialty polymers. The polymer and reinforcement technology is synergistically engineered to increase the design and/or fabrication flexibility of the composite structure, thus imparting the proper balance of end use attributes.

The composite materials manufactured by the Company are primarily thermoset curing prepregs. By analyzing the needs of the markets in which the Company participates, and working with its customers, the Company has developed proprietary resin formulations to suit the needs of its markets. The complex process of developing resin formulations and selecting the proper reinforcement is accomplished through a collaborative effort of the Company's research and development resources working with the customer's technical staff. The Company focuses on developing a thorough understanding of its customer's business, product lines, processes and technical challenges. The Company believes that it develops innovative solutions which utilize technologically advanced materials and concepts for its customers.

The Company's advanced composite materials include prepregs formulated from modified epoxies, phenolics, polyesters, cyanate esters, bismalimides, polyimides combined with woven, non-woven, and unidirectional reinforcements. Reinforcement materials used to produce the Company's products include polyacrylonitrile and pitch based carbons, aramids, E-glass, S2-glass, polyester, quartz and rayon. The Company also sells certain specialty fabrics, such as Raycarb C2, a carbonized rayon fabric produced by Snecma Propulsion Solide and used mainly in the rocket motor industry.

Applications for Park's advanced composite materials include primary and secondary commercial and military aircraft structures, radomes and signature controlled structures for aerospace and surface vessels, thermal ablative materials for rocket motors in tactical and launch vehicles and for other industrial and specialty uses.

The Company's advanced composite materials customers, the majority of which are located in the United States, include manufacturers in the aerospace, rocket motor, electronics, RF, marine and specialty industrial markets.

Customers for the Company's rocket motor materials include United States defense prime contractors and subcontractors. These customers fabricate rocket motors for heavy lift space launchers, strategic defense weapons, tactical motors and various other applications. The Company's materials are used to produce heat shields, exhaust gas management devices, and insulative and ablative nozzle components. Rocket motors are primarily used for commercial and military space launch and for tactical and strategic weapons. The Company also has customers for these materials outside the United States.

The Company's aerospace customers are fabricators of aircraft composite hardware. The materials are used to produce primary and secondary structures, aircraft interiors, and various other aircraft components. The majority of the Company's customers

Neltec, Inc.



Top, from Left to Right: Barry Weller, Mark Carlson, Howard Elliott, Mark Dhaenens, George Pinzon

Bottom, from Left to Right: Brian Bennawy, Don Pucci, Kim Rand, Mark Esquivel, Joan Couet

During the 2005 fiscal year, Neltec, Inc. demonstrated the ability to adapt successfully to many changes in its business. This past year, our operations in France became separate business units, a new President of Neltec, Inc. was appointed, and we moved a strategic portion of our high performance materials production to other facilities in North America, Europe and Asia. All of us were excited to see the strong growth of our N4000-13 product line. In the 2005 fiscal year, we also refocused on our quality improvement goals, improved our productivity and renewed our strong commitment to the fastest on-time delivery possible.

In connection with our efforts to become a better Technology Company, we recognize that the future depends on our ability to supply successful new products to our customers. Our dual mission is to perform as an efficient and profitable manufacturing operation and to facilitate the development, introduction and transfer of new technology and materials. In the 2006 fiscal year, we will accelerate our efforts to support R&D as we work to commercialize several new thermally resistant, low-loss and environmentally friendly products.

Moving into the current fiscal year, we take nothing for granted in our business. We are committed to becoming a Technology Company in every respect. In this fiscal year, we look forward to providing our customers with high-quality products for the digital, RF/microwave and advanced technology markets, delivered reliably, and with the highest possible level of service and value!

Howard Elliott, *President*
Neltec, Inc.

for aerospace materials do not produce hardware for commercial aircraft, but for the general aviation, kit aircraft and military segments. The majority of the Company's customers for aerospace products are in the United States and Europe.

The Company sells materials for use in RF electrical applications. Customers buying these materials typically fabricate antennas and radomes engineered to preserve electrical signal integrity. A radome is a protective cover over an electrical antenna or signal generator. The radome is designed to minimize signal loss and distortion. Customers for these products are primarily in the United States and Europe.

Nelco New York



Top, from Left to Right: John Jongebloed, Tom Warren, Karl Brenner, Mike Lamb, Al D'Auria

The 2005 fiscal year was another challenging yet exciting year for us at Nelco New York. After years of restructuring, we were able to focus intensely on continually improving every aspect of our business. We concentrated on our quality, our consistency, our productivity, our safety, our speed with regard to quick-turn capability, and advancing our technology. During the 2005 fiscal year, we introduced and implemented the production of our high-speed, low-loss N4000-13 product at Nelco New York. We relished the opportunity to manufacture this very successful product, and the commitment from our team to produce it "perfectly" was exemplary. It was a good first example of what it will take for Nelco New York to evolve into a Technology Company.

By now, I am sure that you have read and heard a lot about Park's strategy to become a Technology Company. To become comfortable with and capable and committed to solving problems, improving processes and advancing technology scientifically, where every data point and detail is questioned, analyzed and proven, would be a monumental accomplishment. Nonetheless, it is the goal that we have set for ourselves at Nelco New York. We understand and accept that, if we are to be as successful as possible, this must be our mindset and our expectation. However, it will be a formidable challenge. We must be strong in our commitment and our persistence until the characteristics of a Technology Company come naturally to us in our day-to-day operation of our business. We look forward to the challenge, and we look forward to the success it will bring.

John Jongebloed, *President*
New England Laminates Co., Inc.

Nelco California



Top, from Left to Right: Todd Shuder, Mark Jones, Melanie Kelly, Marty Kendrick, Laurel Littlefield, Jim Hartzell and Mike Ratcliff

Bottom, from Left to Right: Doug Stalker, Candido Gonzalez, Mick Walker, Roger Francis, Timothy Slipp

The 2005 fiscal year was a year of reinvention for Nelco Products, Inc. and, in many ways, one of the most progressive years the business unit has had. After evaluating our market and business opportunities, it was clear that we needed to focus on higher technology products and to streamline our factory's processes.

Nelco Products, Inc. has highly automated, state-of-the-art equipment for treating prepreg and assembling, curing and shearing laminate. However, the post-fabrication, value-added processes for prepreg and laminates were legacy designs.

Utilizing a scientific approach, we developed and applied an integrated system of moving our high technology products through the post-fabrication processes. The results have been better yields, streamlined product flow and shorter cycle times.

Along with the internal enhancements, we saw our customers' markets changing with an increased demand for high-speed, low-loss materials, as well as advanced thermal management materials. Nelco Products is moving rapidly into these markets and plans to continue to expand in these markets throughout the 2006 fiscal year.

Nelco Products, Inc. will continue to drive the reinvention of our business while focusing on the transformation of our attitudes and behavior in ways necessary to become a true Technology Company.

Marty Kendrick, *President*
Nelco Products, Inc.

General:

Park is a global advanced materials company which develops, manufactures and markets high technology digital and RF/microwave printed circuit materials and advanced composite materials for the electronics, military, aerospace, wireless communication, specialty and industrial markets. The Company's manufacturing facilities are located in Singapore, China (currently under construction), France (two facilities), Connecticut, New York, Arizona and California. The Company operates under the FiberCote, Nelco and Neltec names.

The global electronics manufacturing industry, which had become extremely and unsustainably overheated in the 1990s and into calendar year 2000, collapsed in calendar year 2001, and has not recovered since that collapse. The Company believes that that industry has become a mature industry, and the Company does not expect significant non-cyclical, sustainable growth from that industry in the future. Although the condition of the global markets for the Company's printed circuit materials products improved somewhat in the second half of the 2004 fiscal year and the first half of the 2005 fiscal year, those markets weakened in the second half of the 2005 fiscal year. However, the Company's sales increased during the 2005 fiscal year, with increased sales of printed circuit materials and advanced composite materials in all regions.

While the Company's sales from continuing operations increased modestly in the 2005 fiscal year compared to the 2004 fiscal year, the Company's net earnings increased significantly in the 2005 fiscal year compared to the Company's net earnings in the 2004 fiscal year. The Company's earnings from continuing operations were less in the 2005 fiscal year than in the 2004 fiscal year primarily because of the $33.1 million pre-tax gain in the 2004 fiscal year related to the payment by Delco Electronics Corporation, a subsidiary of General Motors Corp. ("Delco"), of the judgment against Delco in favor of the Company's subsidiary, Nelco Technology, Inc. ("NTI").

Despite anemic conditions in almost all markets for sophisticated printed circuit materials, the Company's gross profit in the 2005 fiscal year was significantly greater than its gross profit in the 2004 fiscal year as a result of the Company's reductions of its costs and expenses and higher percentages of sales of higher technology, higher margin products.

The increases in sales and profits during the 2005 fiscal year compared to the 2004 fiscal year were the result of increases in sales by nearly all the Company's operations, although the improvements were attributable principally to increases in sales of the Company's higher technology printed circuit materials, cost reductions resulting from the realignments of the Company's volume printed circuit materials operations in the 2005 and 2004 fiscal years and increases in sales by the Company's FiberCote advanced composite materials business.

The printed circuit materials industry began to improve slightly at the end of the 2004 fiscal year second quarter and continued to improve in the 2004 fiscal year third and fourth quarters and in the 2005 fiscal year first quarter. However, the printed circuit materials industry slowed down to some extent in the 2005 fiscal year second quarter. Consequently, sales of the Company's printed circuit materials operations declined in the third and fourth quarters of the 2005 fiscal year compared to the third and fourth quarters of the 2004 fiscal year. Although the global markets for the Company's printed circuit materials improved to some degree during September 2004, those markets were anemic during the remainder of the 2005 fiscal year. Consequently, sales of the Company's printed circuit materials continuing operations declined in the 2005 fiscal year third and fourth quarters compared to the 2005 fiscal year first and second quarters and compared to the 2004 fiscal year third and fourth quarters. However, the military, aerospace, wireless communication and industrial markets for the Company's FiberCote advanced composite materials business were healthy during the 2005 fiscal year third quarter, with particular strength coming from the rocket motor, airframe and radome components of those markets, and, as a result, sales of the Company's advanced composite materials increased in each quarter of the 2005 fiscal year compared to the comparable period in the prior fiscal year.

While the global markets for the Company's printed circuit materials continue to be very difficult to forecast, the Company believes that the condition of the global markets for the Company's printed circuit materials in the 2006 fiscal year first quarter is similar to the condition of such markets during the 2005 fiscal year third and fourth quarters. On the other hand, the military, aerospace and specialty applications markets for the Company's advanced composite materials business continued to be healthy during the 2006 fiscal year first quarter, with particular strength coming from the rocket motor, unmanned aerial vehicle and commercial aircraft components of those markets.

The Company continues to invest its human and financial resources in the higher technology portions of its printed circuit materials business and in its advanced composite materials business. During the 2005 fiscal year, the Company installed one of its latest generation, high technology treaters in its newly expanded facility in Singapore, and the Company is completing the installation of an additional large treater at its FiberCote advanced composite materials facility in Waterbury, Connecticut, which will effectively double FiberCote's treating capacity.

While the Company continued to expand and invest in its business in Asia during the 2005 fiscal year, it made additional adjustments to its volume printed circuit materials businesses, particularly in North America, which resulted in workforce reductions at the Company's North American and European volume printed circuit materials operations as a result of which the Company recorded pre-tax charges of $0.6 million in the Company's 2005 fiscal year third quarter. In addition, in May 2005, the Company announced that it was reducing the size of the workforce at its Neltec Europe SAS subsidiary in Mirebeau, France, as a result of further deterioration of the European market for high technology printed circuit materials and that it expects to record a one-time termination benefits charge of approximately $1 million during the 2006 fiscal year first quarter ending May 29, 2005.

In the 2005 fiscal year third quarter, the Company also settled an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in one of the four treaters located at its Nelco manufacturing facility in Singapore and recorded a pre-tax gain of $4.7 million as a result of the settlement.

During the 2004 fiscal year, the Company opened a facility at its advanced products business unit in Arizona that had been completed in its 2002 fiscal year and that is now being well utilized, and completed the construction of its facility expansion in Singapore.

During the first half of the 2004 fiscal year, the Company realigned its North American volume printed circuit materials operations located in New York and California. As part of the realignment, the New York operation was scaled down to a smaller, focused operation and the California operation was scaled up to a larger volume operation, and there were workforce reductions at the Company's New York facility and workforce increases at the Company's California facility, with the end result being a net reduction in the Company's workforce in North America. A portion of the New York facility was mothballed. The realignment was designed to help the Company achieve improved operating and cost efficiencies in its North American volume printed circuit materials operations and to help the Company best service all of its North American customers.

As a result of the Company's realignment of its North American volume printed circuit materials operations and related workforce reductions, the Company recorded pre-tax charges totaling $1.9 million and $6.5 million in the Company's 2004 fiscal year first quarter and second quarter, respectively. The Company also recorded a pre-tax gain of $0.4 million in the 2004 fiscal year third quarter resulting from the sale of real estate previously used by its Nelco U.K. subsidiary, which had ceased operations after its closure in the 2003 fiscal year third quarter. See Note 10 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the realignment and closure.

In February 2004, the Company discontinued its financial support of Dielektra GmbH, the Company's wholly owned subsidiary located in Cologne, Germany ("Dielektra"), which supplied electronic materials to European circuit board manufacturers. The Company discontinued its support of Dielektra because the market in Europe had eroded to the point where the Company believed it would not be possible, at any time in the foreseeable future, for the Dielektra business to be viable. Dielektra had required substantial financial support from the Company. The discontinuation of the Company's financial support resulted in the filing of an insolvency petition by Dielektra. The Company believes that the insolvency procedure in Germany will result in the eventual reorganization, sale or liquidation of Dielektra. The Company continues to service the higher technology European digital and RF circuit board markets through its Neltec Europe SAS business located in Mirebeau, France, and its Neltec SA business located in Lannemezan, France.

In accordance with generally accepted accounting principles, the Company treated Dielektra as a discontinued operation. Accordingly, the Company reclassified Dielektra's operating losses and charges and recorded a net loss from discontinued operations of $33.8 million in the 2004 fiscal year, comprised of $5.6 million of operating losses incurred by Dielektra, $6.2 million related to the closure of Dielektra's mass lamination operation and related workforce reductions in the 2004 fiscal year first quarter and $22.0 million for the write-off of assets of Dielektra and other costs, and the Company recorded a net loss from discontinued operations in the 2003 fiscal year of $6.9 million, comprised of $5.7 million of operating losses incurred by Dielektra and $1.2 million for after-tax fixed asset impairment charges. The Company's sales for the 2005 fiscal year did not include any sales by Dielektra, and Dielektra had no impact on the Company's results of operations during the 2005 fiscal year. Furthermore, the Company's sales from its continuing operations did not include sales by Dielektra of $14.4 million for the 2004 fiscal year and $21.2 million for the 2003 fiscal year. See Note 9 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the discontinued operations.

During the 2003 fiscal year, the Company recorded pre-tax charges totaling $53.8 million related to the write-downs of fixed assets at its continuing operations in North America resulting from the realignment of its North American volume printed circuit materials operations in New York and California, workforce reductions at a North American business unit, and the closure of its Nelco U.K. manufacturing facility. These charges were only slightly offset by the pre-tax gain of $3.2 million realized by the Company during the 2003 fiscal year second quarter in connection with the sale of its Dielectric Polymers, Inc. ("DPI") subsidiary for $5.0 million cash. See Notes 10, 12 and 13 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the asset write-downs, workforce reductions and closure and the sale of DPI.

The Company recorded a pre-tax charge of $4.7 million in its 2003 fiscal year third quarter for the cost of closing its Nelco U.K. manufacturing facility located in Skelmersdale, England in response to the almost complete collapse of the U.K. high technology circuit board industry. For many years, Nelco U.K. was one of the most vital parts of the Company's global high technology circuit materials business, but the U.K. high technology circuit board industry had been devastated, and the closure of the Nelco U.K. facility was unavoidable, as there was not enough business available in the entire U.K. market to justify the Company's having an operation in the U.K. The Company is supplying its few remaining customers in the U.K. with product produced at its Neltec Europe SAS facility located in Mirebeau, France and will continue to provide these U.K. customers with local account management, technical service and materials and inventory support. In addition, the Company recorded a pre-tax charge of $0.1 million during the 2003 fiscal year third quarter for severance payments for workforce reductions at a North American business unit. See Note 10 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the closure and severance payments.

During the fourth quarter of the 2003 fiscal year, the Company reassessed the recoverability of the fixed assets of those operations based on cash flow projections and determined that such fixed assets were impaired, and the Company recorded pre-tax impairment charges of $49.0 million in the Company's 2003 fiscal year fourth quarter to reduce the book values of such fixed assets to their estimated fair values. See Note 13 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the asset impairment charges.

During the Company's 1998 fiscal year and for several years prior thereto, more than 10% of the Company's total worldwide sales were to Delco, and the Company's wholly owned subsidiary, NTI located in Tempe, Arizona, had been Delco's principal supplier of semi-finished multilayer printed circuit board materials, commonly known as mass lamination, which were used by Delco to produce finished multilayer printed circuit boards. However, in March 1998, the Company was informed by Delco that Delco planned to close its printed circuit board fabrication plant and exit the printed circuit board manufacturing business. As a result, the Company's sales to Delco declined during the three-month period ended May 31, 1998, were negligible during the remainder of the 1999 fiscal year and have been nil since that time.

In May 1998, the Company and NTI filed a complaint against Delco and the Delphi Automotive Systems unit of General Motors Corp. in the United States District Court for the District of Arizona. The complaint alleged, among other things, that Delco breached its contract to purchase semi-finished multilayer printed circuit boards from NTI and that Delphi interfered with NTI's contract with Delco, that Delco breached the covenant of good faith and fair dealing implied in the contract, that Delco engaged in negligent misrepresentation and that Delco fraudulently induced NTI to enter into the contract. In November 2000, a jury awarded damages to NTI in the amount of $32.3 million, and in December 2000 the judge in the United States District Court for the District of Arizona entered judgment for NTI on its claim of breach of the implied covenant of good faith and fair dealing with damages in the amount of $32.3 million. Both parties appealed the decision to the United States Court of Appeals for the Ninth Circuit in San Francisco; and in May 2003, a panel of three judges in the Court of Appeals for the Ninth Circuit rendered a unanimous decision affirming the jury verdict. In June 2003, the United States District Court for the District of Arizona entered final judgment in favor of NTI; and, on July 1, 2003, NTI received a net amount of $33.1 million in payment of such judgment. The Company recorded a pre-tax gain of $33.1 million in the 2004 fiscal year second quarter related to such payment. See Note 19 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the gain on the lawsuit against Delco.

The Company is not engaged in any related party transactions involving relationships or transactions with persons or entities that derive benefits from their non-independent relationship with the Company or the Company's related parties, or in any transactions with parties with whom the Company or its related parties have a relationship that enables the parties to negotiate terms of material transactions that may or would not be available from other, more clearly independent parties on an arm's-length basis, or in any trading activities involving non-exchange traded commodity or other contracts that are accounted for at fair value or otherwise or in any energy trading or risk management activities, other than certain limited foreign currency contracts intended to hedge the Company's contractual commitments to pay certain obligations or to realize certain receipts in foreign currencies and certain limited energy purchase contracts intended to protect the Company from increased utilities costs.

The Company believes that an evaluation of its ongoing operations would be difficult if the disclosure of its financial results were limited to generally accepted accounting principles ("GAAP") financial measures, which include special items, such as realignment and severance charges and the gains on the insurance claim settlement, the Delco lawsuit and the sale of real estate. Accordingly, in addition to disclosing its financial results determined in accordance with GAAP, the Company discloses non-GAAP operating results that exclude certain items in order to assist its shareholders and other readers in assessing the Company's operating performance, since the Company's ongoing, normal business operations do not include such special items. Such non-GAAP financial measures are provided to supplement the results provided in accordance with GAAP.

Fiscal Year 2005 Compared with Fiscal Year 2004:

The Company's sales of both its printed circuit materials and its advanced composite materials increased in the fiscal year ended February 27, 2005 compared to the fiscal year ended February 29, 2004, after a slight decline in the Company's sales of printed circuit materials in the 2004 fiscal year compared to the 2003 fiscal year. The increase in sales of printed circuit materials was accomplished despite the continued anemic conditions in the North American and European markets and, to a lesser extent, in the Asian markets for printed circuit materials.

The increased sales in the 2005 fiscal year and a further improvement in the Company's gross profit margin in the 2005 fiscal year, following a substantial improvement in the 2004 fiscal year compared to the 2003 and 2002 fiscal years, enabled the Company's continuing operations to generate a larger gross profit than in the prior fiscal year.

The Company's gross profit in the 2005 fiscal year was substantially higher than the gross profit in the prior fiscal year as a result of increased sales, the Company's reductions of its costs and expenses and higher percentages of sales by the Company of its higher margin, high technology printed circuit materials and advanced composite materials. These improvements in gross profits occurred despite slightly lower levels of total sales in the 2005 fiscal year fourth quarter than in the fourth quarter of the 2004 fiscal year and lower levels of sales of printed circuit materials in the 2005 fiscal year third and fourth quarters than in the comparable periods of the 2004 fiscal year and than in the 2005 fiscal year first and second quarters. In addition, the operating inefficiencies resulting from operating certain facilities at levels below their designed manufacturing capacities and the competitive pressures that existed in the 2004 fiscal year persisted in the 2005 fiscal year.

The Company's financial results of operations were enhanced by the pre-tax gain of $4.7 million that the Company recorded in the 2005 fiscal year third quarter resulting from its settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in November 2002 in one of the four treaters located at its Nelco manufacturing facility in Singapore, which was only partially offset by the pre-tax charges of $0.6 million that the Company recorded in the 2005 fiscal year third quarter related to workforce reductions at the Company's North American and European volume printed circuit materials operations.

Operating results of the Company's advanced composite materials business improved during the 2005 fiscal year primarily as a result of higher sales volumes related to strength in the rocket motor and airframe components of the military, aerospace, wireless communication and industrial markets for advanced composite materials. Sales of the FiberCote advanced composite materials business unit increased to 8% of the Company's total net sales worldwide in the 2005 fiscal year compared with 6% of the Company's total net sales worldwide in the 2004 fiscal year.

Results of Operations

Net sales from continuing operations for the fiscal year ended February 27, 2005 increased 9% to $211.2 million from $194.2 million for the fiscal year ended February 29, 2004. The increase in net sales from continuing operations was the result of increased sales by the Company's operations in all regions and increased sales of the Company's high technology printed circuit materials and an increase in sales of the Company's advanced composite materials.

The Company's foreign operations accounted for $94.1 million of sales, or 45% of the Company's total net sales worldwide from continuing operations, during the 2005 fiscal year, compared with $88.2 million of sales, or 45% of total net sales worldwide from continuing operations, during the 2004 fiscal year and 40% and 34%, respectively, of total net sales worldwide from continuing operating during the 2003 and 2002 fiscal years. Sales by the Company's foreign operations during the 2005 fiscal year increased from the 2004 fiscal year as sales by the Company's operations in both Singapore and France increased.

For the fiscal year ended February 27, 2005, the Company's sales in North America, Asia and Europe were 55%, 29% and 16%, respectively, of the Company's total net sales worldwide compared with the same percentages for the fiscal year ended February 29, 2004. The Company's sales in North America increased 10%, its sales in Asia increased 7% and its sales in Europe increased 7% in the 2005 fiscal year over the 2004 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide continuing operations improved to 20.5% during the 2005 fiscal year compared with 16.8% during the 2004 fiscal year. The improvement in the gross profit margin was attributable to reduced operating costs resulting from the realignments of the Company's North American volume printed circuit materials operations in the 2005 and 2004 fiscal years and higher percentages of sales of higher margin, high temperature printed circuit materials and advanced composite materials. High temperature printed circuit materials accounted for 94% of the Company's total net printed circuit materials sales worldwide from continuing operations for the 2005 fiscal year compared with 89% for the prior fiscal year. The improvement in the gross profit margin during the 2005 fiscal year also was attributable to increased sales of the Company's printed circuit materials and the Company's advanced composite materials from the 2004 fiscal year, which were only partially offset by slightly lower levels of total sales in the 2005 fiscal year fourth quarter than in the 2004 fiscal year fourth quarter and lower levels of sales of electronic materials in the 2005 fiscal year third and fourth quarters than in the 2004 fiscal year comparable quarters and than in the 2005 fiscal year first and second quarters. In addition, the operating inefficiencies resulting from operating certain facilities at levels below their designed manufacturing capacities and the competitive pressures that existed in the 2004 fiscal year persisted in the 2005 fiscal year.

During the fiscal year ended February 27, 2005, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance (non-FR4) materials, were 94% of the Company's total net sales worldwide of printed circuit materials, compared with 89% for last fiscal year; while the Company's net sales of such high temperature printed circuit materials in North America were 95% of the Company's total net sales of printed circuit materials in North America, compared with 92% for last fiscal year; and the Company's net sales of such materials in Asia and Europe combined were 93% of the Company's total net sales of printed circuit materials in Asia and Europe combined, compared with 87% for last fiscal year.

The Company's high temperature printed circuit materials include its high performance (non-FR4) materials, which consist of high-speed low-loss materials for digital applications requiring increased, high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and polytetrafluoroethylene ("PTFE") materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended February 27, 2005, the Company's total net sales worldwide of high performance (non-FR4) printed circuit materials were 35% of the Company's total net sales worldwide of printed circuit materials, compared with 27% for last fiscal year; while the Company's net sales of such high performance printed circuit materials in North America were 44% of the Company's total net sales of printed circuit materials in North America, compared with 36% for last fiscal year; and the Company's net sales of such materials in Asia and Europe combined were 27% of the Company's total net sales of printed circuit materials in Asia and Europe combined, compared with 21% for last fiscal year.

The Company's cost of sales increased in the 2005 fiscal year compared to the prior fiscal year in support of higher production volumes compared to the prior fiscal year, but decreased as a percentage of sales as a result of personnel reductions and cost savings resulting from the Company's realignment of its North American volume printed circuit materials operations, and other cost reduction measures implemented by the Company, including workforce reductions and the reduction of overtime.

Selling, general and administrative expenses decreased during the 2005 fiscal year compared with the 2004 fiscal year, as these expenses, measured as a percentage of sales, were 12.8% during the 2005 fiscal year compared with 14.4% during the 2004 fiscal year. The decrease in selling, general and administrative expenses in the 2005 fiscal year resulted from the higher volume of sales, lower shipping costs incurred by the Company to meet its customers' customized manufacturing and quick-turn-around requirements and cost reductions resulting from the realignment of the Company's volume printed circuit materials operations.

In the 2005 fiscal year third quarter, the Company recorded a pre-tax gain of $4.7 million resulting from the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in November 2002 in one of the four treaters located at its Nelco manufacturing facility in Singapore. In the same quarter, the Company also recorded pre-tax charges of $0.6 million for severance payments resulting from workforce reductions at the Company's North American and European FR-4 business operations.

The Company recorded a pre-tax gain of $0.4 million in the 2004 fiscal year third quarter resulting from the sale of real estate in Skelmersdale, England previously used by its Nelco U.K. subsidiary, which had ceased operations after its closure in the 2003 fiscal year third quarter, and a pre-tax gain of $33.1 million during the 2004 fiscal year second quarter related to the payment by Delco of the judgment against Delco in favor of the Company's subsidiary, NTI, in its lawsuit against Delco. The Company also recorded pre-tax charges totaling $8.5 million in the 2004 fiscal year first and second quarters in connection with the realignment of its North American FR-4 business operations and related workforce reductions. The net pre-tax gain for all these items for the 2004 fiscal year was $25.0 million, and the net after-tax gain for the fiscal year was $22.9 million.

Interest and other income, net, principally investment income, increased 14% to $3.4 million for the 2005 fiscal year from $3.0 million for the 2004 fiscal year. The increase in investment income was attributable to an increase in cash available for investment and higher prevailing interest rates during the 2005 fiscal year. The Company's investments were primarily short-term taxable instruments. The Company incurred no interest expense during the 2005, 2004 or 2003 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 9.2% for the 2005 fiscal year compared to 8.7% for the 2004 fiscal year. The Company's effective income tax rate for continuing operations, excluding the pre-tax gains and the pre-tax charges described above, for the 2005 fiscal year was 8.0% compared to 8.6% for the 2004 fiscal year.

For the reasons set forth above, the Company's net earnings from continuing operations for the 2005 fiscal year, including the pre-tax gain described above resulting from the insurance settlement and the pre-tax charges described above for severance payments resulting from workforce reductions, were $21.6 million compared with net earnings from continuing operations for the 2004 fiscal year of $29.9 million, including the pre-tax gains described above resulting from the sale of real estate in England and the payment by Delco of the judgment in favor of NTI and the pre-tax charges described above related to the realignment of the Company's North American FR-4 business operations and related workforce reductions. The net impacts of the gains and the charges described above were to increase the net earnings from continuing operations by $3.5 million for the 2005 fiscal year and by $22.9 million for the 2004 fiscal year.

The Company reported net earnings of $21.6 million for the 2005 fiscal year, including the gain and charges described above, and a net loss of $3.9 million for the 2004 fiscal year, including the gains and charges described above and the loss from the discontinued Dielektra operations.

Basic and diluted earnings per share from continuing operations, including the gain and charges described above, were $1.09 and $1.08 per share, respectively, for the 2005 fiscal year compared to basic and diluted earnings per share from continuing operations of $1.51 and $1.50 per share, respectively, including the gains and charges described above, for the 2004 fiscal year. The net impacts of the gains and charges described above were to increase the basic and diluted earnings per share from continuing operations by $0.18 for the 2005 fiscal year and by $1.15 for the 2004 fiscal year.

The basic and diluted losses per share were $0.20 and $0.19, respectively, for the 2004 fiscal year, including losses from the discontinued Dielektra operations of $1.71 and $1.69 per share, respectively, and the pre-tax gains and charges described above.

Fiscal Year 2004 Compared with Fiscal Year 2003:
The Company's volume printed circuit materials operations in North America and Europe continued to be weak during the fiscal year ended February 29, 2004 as the North American, European and, to a lesser extent, Asian markets for sophisticated printed circuit materials continued to experience depressed conditions.

Nevertheless, the Company's continuing operations generated a profit during the 2004 fiscal year as a result of a significant improvement in the Company's gross profit.

The Company's gross profit in the 2004 fiscal year was substantially higher than the gross profit in the prior fiscal year and improved significantly in the six months ended February 29, 2004 as a result of the Company's reductions of its costs and expenses and higher percentages of sales by the Company of its higher margin, advanced technology printed circuit materials and advanced composite materials. These improvements in gross profits occurred despite slightly lower levels of sales of printed circuit materials in the 2004 fiscal year and only slightly increased sales in the third and fourth quarters, operating inefficiencies resulting from operating certain facilities at levels far below their designed manufacturing capacities and from the Company's realignment of its North American volume printed circuit materials operations, and competitive pressures.

The Company's financial results of operations were substantially enhanced by the pre-tax gain of $33.1 million that the Company recorded in the 2004 fiscal year second quarter related to the payment by Delco of the judgment against Delco in favor of NTI in its lawsuit against Delco, which more than offset the pre-tax charges of $8.5 million that the Company recorded in the 2004 fiscal year related to the Company's realignment of its North American volume printed circuit materials operations in the first and second quarters.

In the 2004 fiscal year, the Company reclassified Dielektra's operating losses and charges and accordingly recorded a net loss from discontinued operations of $33.8 million as a result of the Company's discontinuation of its financial support of Dielektra in February 2004, the ensuing insolvency of Dielektra, and the Company's treatment of Dielektra as a discontinued operation. The net loss from discontinued operations was comprised of $5.6 million of operating losses incurred by Dielektra, $6.2 million related to the closure of Dielektra's mass lamination operation and related workforce reductions in the 2004 fiscal year first quarter and $22.0 million for the write-off of assets of Dielektra and other costs. In the 2003 fiscal year, the Company recorded a net loss from discontinued operations of $6.9 million, comprised of $5.7 million of operating losses incurred by Dielektra and $1.2 million for after-tax fixed asset impairment charges.

Operating results of the Company's advanced composite materials business also improved significantly during the 2004 fiscal year primarily as a result of increased sales and higher percentages of sales of higher margin products.

Results of Operations

Net sales from continuing operations for the fiscal year ended February 29, 2004 declined less than 1% to $194.2 million from $195.6 million for the fiscal year ended March 2, 2003. The decrease in net sales from continuing operations was principally the result of lower unit volumes of materials shipped by the Company's volume printed circuit materials operations in North America and Europe, almost entirely offset by higher unit volumes of materials shipped by the Company's operations in Asia.

The Company's sales from continuing operations did not include sales by Dielektra of $14.4 million for the 2004 fiscal year and $21.2 million for the 2003 fiscal year.

The Company's foreign operations accounted for $88.2 million of sales, or 45% of the Company's total sales worldwide from continuing operations, during the 2004 fiscal year, compared with $77.7 million of sales, or 40% of total sales worldwide from continuing operations, during the 2003 fiscal year and 34% of total sales worldwide from continuing operating during the 2002 fiscal year. Sales by the Company's foreign operations during the 2004 fiscal year increased from the 2003 fiscal year due to increases in sales in Asia and France while sales by the Company's operations in England were nil during the 2004 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide continuing operations improved to 16.8% during the 2004 fiscal year compared with 13.6% during the 2003 fiscal year. The improvement in the gross profit margin was attributable to higher percentages of sales of higher margin, advanced technology printed circuit materials and advanced composite materials, as high temperature printed circuit materials accounted for 89% of total net printed circuit material worldwide sales from continuing operations for the 2004 fiscal year compared with 84% for the prior fiscal year, and reductions in the Company's costs from the 2003 fiscal year, which were only partially offset by lower sales volumes and inefficiencies caused by operating certain facilities at levels below their designed manufacturing capacities.

The Company's cost of sales decreased in the 2004 fiscal year compared to the prior fiscal year due to personnel reductions and cost savings resulting from the Company's realignment of its North American volume printed circuit materials operations, other cost reduction measures implemented by the Company, including workforce reductions and the reduction of overtime, and lower production volumes during the first and second quarters of the 2004 fiscal year. In addition, the Company continued to implement an annual salary freeze for significant numbers of salaried employees, especially senior management employees, and paid no performance bonuses or significantly reduced bonuses and other incentives.

Selling, general and administrative expenses increased during the 2004 fiscal year compared with the 2003 fiscal year, and these expenses, measured as a percentage of sales, were 14.4% during the 2004 fiscal year compared with 13.9% during the 2003 fiscal year. The increase in selling, general and administrative expenses in the 2004 fiscal year was a result of increased shipping costs incurred by the Company to meet its customers' customized manufacturing and quick-turn-around requirements.

The Company recorded a pre-tax gain of $0.4 million in the 2004 fiscal year third quarter resulting from the sale of real estate in Skelmersdale, England previously used by its Nelco U.K. subsidiary, which ceased operations after its closure in the 2003 fiscal year third quarter, and a pre-tax gain of $33.1 million during the 2004 fiscal year second quarter related to the payment by Delco of the judgment against Delco in favor of NTI in its lawsuit against Delco. The Company also recorded pre-tax charges totaling $8.5 million in the 2004 fiscal year first and second quarters in connection with the realignment of its North American volume printed circuit materials operations and related workforce reductions. The net pre-tax gain for all these items for the 2004 fiscal year was $25.0 million, and the net after-tax gain for the fiscal year was $22.9 million.

In the 2003 fiscal year fourth quarter, the Company recorded pre-tax, fixed asset impairment charges of $49.0 million related to the write-downs of fixed assets at continuing operations in North America. The after-tax impact of these fixed asset impairments was $44.6 million. In addition, the Company recorded pre-tax charges totaling $4.8 million in the 2003 fiscal year third quarter related to the closure of its Nelco U.K. manufacturing facility and severance costs at a North American business unit and a pre-tax gain of $3.2 million in the 2003 fiscal year second quarter in connection with the sale of DPI on June 27, 2002 for $5.0 million in cash. The net pre-tax charge for all these items for the 2003 fiscal year was $50.7 million, and the net after-tax charge for the fiscal year was $47.5 million.

Interest and other income, net, principally investment income, declined 9% to $3.0 million for the 2004 fiscal year from $3.3 million for the 2003 fiscal year. The decrease in investment income was attributable to lower prevailing interest rates during the 2004 fiscal year. The Company's investments were primarily short-term taxable instruments. The Company incurred no interest expense during the 2004 or 2003 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate for continuing operations was 8.7% for the 2004 fiscal year compared to an income tax benefit of 8.4% for the 2003 fiscal year. The Company's effective income tax rate for continuing operations, excluding the pre-tax gains and the pre-tax charges described above, for the 2004 fiscal year was 8.6% compared with an income tax benefit of 30% for the 2003 fiscal year.

For the reasons set forth above, the Company's net earnings from continuing operations for the 2004 fiscal year were $29.9 million, including the pre-tax gains described above resulting from the sale of real estate in England and the payment by Delco of the judgment in favor of NTI and the pre-tax charges described above related to the realignment of the Company's North American volume printed circuit materials operations and related workforce reductions. This compares with a net loss from continuing operations of $43.9 million for the 2003 fiscal year, including the after-tax charges of $47.5 million described above related to the write-downs of fixed assets at continuing operations in North America, the closure of the Nelco U.K. manufacturing facility and severance costs at a North American business unit and the gain described above related to the sale of DPI. The net impact of the gains and charges described above was to increase the earnings from continuing operations for the 2004 fiscal year by $22.9 million. The net loss from continuing operations for the 2003 fiscal year included a net, after-tax charge of $47.5 million for the pre-tax gain and the pre-tax charges described above.

The Company reported a net loss of $3.9 million for the 2004 fiscal year, including the gains and charges described above and a loss from discontinued operations of $33.8 million, and a net loss of $50.8 million for the 2003 fiscal year, including the gain and charges described above and a loss from discontinued operations of $6.9 million.

Basic and diluted earnings per share from continuing operations, including the gains and charges described above, were $1.51 and $1.50 per share, respectively, for the 2004 fiscal year compared to basic and diluted losses per share of $2.23, including the gain and charges described above, for the 2003 fiscal year. The net impacts of the gains and charges described above were to increase the basic and diluted earnings per share from continuing operations for the 2004 fiscal year by $1.15. For the 2003 fiscal year, the basic and diluted losses per share each included a per share loss of $2.41 due to the net impact of the charges and gain described above.

The basic loss per share and the diluted loss per share were $0.20 and $0.19, respectively, for the 2004 fiscal year, including losses from the discontinued Dielektra operations of $1.71 and $1.69 per share, respectively, and the pre-tax gains and charges described above.

This compares to basic and diluted losses per share of $2.58 for the 2003 fiscal year, including the basic and diluted loss from the discontinued Dielektra operations of $0.35 per share and the pre-tax gains and charges described above.

Liquidity and Capital Resources:

At February 27, 2005, the Company's cash and temporary investments were $189.6 million compared with $189.2 million at February 29, 2004, the end of the Company's 2004 fiscal year. The Company's working capital (which includes cash and temporary investments) was $201.5 million at February 27, 2005 compared with $197.5 million at February 29, 2004. The increase in working capital at February 27, 2005 compared with February 29, 2004 was due principally to higher inventories and lower accrued liabilities, offset in part by higher income taxes payable. The increase in inventories at February 27, 2005 compared with February 29, 2004 was attributable mainly to an increase in raw material stocks required by higher production and sales volumes, especially FiberCote's sales of advanced composite materials for aerospace applications, during the 2005 fiscal year. The lower accrued liabilities were the result principally of the elimination of the reserve for self-insured medical costs resulting from the substitution of a fully-insured medical program for the self-insured program and the reduction in the restructuring accrual due to payments made during the 2005 fiscal year. The increase in income taxes payable was attributable mainly to the receipt of a $3.8 million income tax refund during the first quarter of the 2005 fiscal year. The Company's current ratio (the ratio of current assets to current liabilities) was 5.8 to 1 at February 27, 2005 compared with 5.6 to 1 at February 29, 2004.

During the 2005 fiscal year, net earnings from the Company's operations, before depreciation and amortization, of $31.8 million and a net increase in working capital items, resulted in $27.7 million of cash provided by operating activities. This increase in cash provided by operating activities was partially offset by $25.1 million of dividends paid during the year, including a special cash dividend of $19.9 million paid during the 2005 fiscal year fourth quarter. Cash dividends paid were $4.7 million during each of the prior two fiscal years. Net earnings excluding $12.0 million of depreciation and amortization and $21.3 million of non-cash impairment charges related to discontinued operations, but including a $33.1 million pre-tax gain on the lawsuit with Delco, were $29.5 million in the 2004 fiscal year and resulted in $32.3 million of cash provided by operating activities. For the 2003 fiscal year, net earnings excluding $18.0 million of depreciation and amortization and $52.4 million of non-cash fixed asset impairment and restructuring charges were $19.6 million and resulted in $16.2 million of cash provided by operating activities.

Net expenditures for property, plant and equipment were $3.3 million, $2.4 million and $6.4 million in the 2005, 2004 and 2003 fiscal years, respectively. During the 2003 fiscal year, the Company sold its Dielectric Polymers, Inc. subsidiary for $5 million.

The Company resolved with Royal Sun & Alliance Insurance (Singapore) Limited the Company's property damage and business interruption insurance claim resulting from the explosion in a treater at the Company's subsidiary in Singapore on November 27, 2002, and the Company received $5.8 million in cash and recorded a $4.7 million pre-tax gain in the 2005 fiscal year third quarter as a result of such resolution. The Company has initiated a lawsuit against CNA Insurance Co. to resolve the Company's claim for business interruption damages in the United States resulting from the explosion.

At February 27, 2005 and February 29, 2004, the Company had no long-term debt.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for purchases of the Company's common stock, appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments described in Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $2.5 million to secure the Company's obligations under its workers' compensation insurance program and certain limited energy purchase contracts intended to protect the Company from increased utilities costs.

As of February 27, 2005, the Company's significant contractual obligations, including payments due by fiscal year, were as follows:

Contractual Obligations

(Amounts in thousands)	Total	2006	2007–2008	2009–2010	2011 and thereafter
Operating lease obligations	$11,864	$1,873	$2,796	$2,478	$4,717
Purchase obligations	276	276	—	—	—
Total	$12,140	$2,149	$2,796	$2,478	$4,717

Off-Balance Sheet Arrangements:
The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

Environmental Matters:
The Company is subject to various federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In the 2005, 2004 and 2003 fiscal years, the Company charged approximately $0.0 million, $0.0 million and $0.1 million, respectively, against pre-tax income for remedial response and voluntary cleanup costs (including legal fees). While annual expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At February 27, 2005, the recorded liability in liabilities from discontinued operations for environmental matters related to Dielektra was $2.1 million and the recorded liability in accrued liabilities for environmental matters was $2.4 million compared with the same recorded liabilities for environmental matters at February 29, 2004.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. See Note 15 of the Notes to Consolidated Financial Statements included in this Report for a discussion of the Company's commitments and contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates:
In response to financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued by the Securities and Exchange Commission in December 2001, the following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General
The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, bad debts, inventories, valuation of long-lived assets, income taxes, restructuring, pensions and other employee benefit programs, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Sales revenue is recognized at the time title to product is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to such specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in the products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

Allowance for Bad Debt

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Restructuring

The Company recorded significant charges in connection with the realignment of its North American FR-4 business operations during the fiscal years ended February 29, 2004 and March 2, 2003 and, to a lesser extent, during the fiscal year ended February 27, 2005. In addition, during the 2003 fiscal year, the Company recorded charges in connection with the closure of the Company's manufacturing facility in England. Prior to the Company's treating Dielektra GmbH as a discontinued operation, the Company recorded significant charges in connection with the closure of the mass lamination operation of Dielektra and the realignment of Dielektra during the fiscal years ended February 29, 2004, March 2, 2003 and March 3, 2002.

Contingencies and Litigation

The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Pension and Other Employee Benefit Programs

Dielektra has significant pension costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and wage inflation rates. The pension liability of Dielektra has been included in liabilities from discontinued operations on the Company's balance sheet.

The Company's obligations for workers' compensation claims are effectively self-insured. The Company uses an insurance company administrator to process all such claims and benefits. The Company accrues its workers' compensation liability based upon the claim reserves established by the third-party administrator and historical experience.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, some of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each quarterly reporting period.

Factors That May Affect Future Results:

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements that are subject to various factors which could cause actual results to differ materially from Park's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Accordingly, the Company hereby identifies the following important factors which could cause the Company's actual results to differ materially from any such results which might be projected, forecast, estimated or budgeted by the Company in forward-looking statements.

- The Company's customer base is concentrated, in part, because the Company's business strategy has been to develop long-term relationships with a select group of customers. During the Company's fiscal year ended February 27, 2005, the Company's ten largest customers accounted for approximately 69% of net sales. The Company expects that sales to a relatively small number of customers will continue to account for a significant portion of its net sales for the foreseeable future. A loss of one or more of such key customers could affect the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Report for a discussion of the loss of a key customer early in the 1999 fiscal year.
- The Company's business is dependent on certain aspects of the electronics and defense industries, which are cyclical industries and which have experienced recurring downturns. The downturns, such as occurred in the electronics industry during the first quarter of the Company's fiscal year ended March 2, 1997 and in the first quarter of the Company's fiscal year ended March 3, 2002, and which continues to a lesser extent at the present time, can be unexpected and have often reduced demand for, and prices of, printed circuit materials and advanced composite materials.
- The Company's operating results are affected by a number of factors, including various factors beyond the Company's control. Such factors include economic conditions in the electronics industry, the timing of customer orders, product prices, process yields, the mix of products sold and maintenance-related shutdowns of facilities. Operating results also can be influenced by the development and introduction of new products and the costs associated with the start-up of new facilities.
- The Company's production processes require the use of substantial amounts of gas and electricity, the cost and available supply of which are beyond the control of the Company. Changes in the cost or availability of gas or electricity could materially increase the Company's cost of operations.
- Rapid technological advances in semiconductors and electronic equipment have placed rigorous demands on the printed circuit materials manufactured by the Company and used in printed circuit board production. The Company's operating results will be affected by the Company's ability to maintain and increase its technological and manufacturing capability and expertise in this rapidly changing industry.
- The printed circuit materials and advanced composite materials industries are intensely competitive and the Company competes worldwide in the markets for such materials. The Company's principal competitors are substantially larger and have greater financial resources than the Company, and the Company's operating results will be affected by its ability to maintain its competitive positions in these industries.
- There are a limited number of qualified suppliers of the principal materials used by the Company in its manufacture of printed circuit materials and advanced composite materials products. Substitutes for these materials are not readily available, and in the past there have been shortages in the market for certain of these materials.

- The Company typically does not obtain long-term purchase orders or commitments. Instead, it relies primarily on continual communication with its customers to anticipate the future volume of purchase orders. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, can cause a customer to reduce or delay orders previously anticipated by the Company.
- The Company, from time to time, is engaged in the expansion of certain of its manufacturing facilities. The anticipated costs of such expansions cannot be determined with precision and may vary materially from those budgeted. In addition, such expansions will increase the Company's fixed costs. The Company's future profitability depends upon its ability to utilize its manufacturing capacity in an effective manner.
- The Company's business is capital intensive and, in addition, the introduction of new technologies could substantially increase the Company's capital expenditures. In order to remain competitive the Company must continue to make significant investments in capital equipment and expansion of operations.
- The Company may acquire businesses, product lines or technologies that expand or complement those of the Company. The integration and management of an acquired company or business may strain the Company's management resources and technical, financial and operating systems. In addition, implementation of acquisitions can result in large one-time charges and costs. A given acquisition, if consummated, may materially affect the Company's business, financial condition and results of operations.
- The Company's international operations are subject to various risks, including unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers, political and economic instability, potentially adverse tax consequences, any impact on economic and financial conditions around the world resulting from geopolitical conflicts or acts of terrorism and the impact that severe acute respiratory syndrome ("SARS") may have on the Company's business and the economies of the countries in which the Company operates.
- A portion of the sales and costs of the Company's international operations are denominated in currencies other than the U.S. dollar and may be affected by fluctuations in currency exchange rates.
- The Company's success is dependent upon its relationship with key management and technical personnel.
- The Company's future success depends in part upon its intellectual property which the Company seeks to protect through a combination of contract provisions, trade secret protections, copyrights and patents.
- The Company's production processes require the use, storage, treatment and disposal of certain materials which are considered hazardous under applicable environmental laws and the Company is subject to a variety of regulatory requirements relating to the handling of such materials and the release of emissions and effluents into the environment. Other possible developments, such as the enactment or adoption of additional environmental laws, could result in substantial costs to the Company.
- The market price of the Company's securities can be subject to fluctuations in response to quarter to quarter variations in operating results, changes in analysts' earnings estimates, market conditions in the electronic materials industry, as well as general economic conditions and other factors external to the Company.
- The Company's results could be affected by changes in the Company's accounting policies and practices or changes in the Company's organization, compensation and benefit plans, or changes in the Company's material agreements or understandings with third parties.

Quantitative and Qualitative Disclosures About Market Risk:
The Company is exposed to market risks for changes in foreign currency exchange rates and interest rates. The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency. The Company does not believe that a 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position. The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. This investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. The Company does not use derivative financial instruments in its investment portfolio. Based on the average anticipated maturity of the investment portfolio at the end of the 2005 fiscal year, a 10% increase in short-term interest rates would not have had a material impact on the consolidated results of operations or financial position of the Company.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 27, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control–Integrated Framework*. Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of February 27, 2005.

The Company's independent auditor has issued its audit report on management's assessment of the Company's internal control over financial reporting. That report appears in this Annual Report under the heading Attestation Report of the Registered Public Accounting Firm.

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Park Electrochemical Corp. and subsidiaries maintained effective internal control over financial reporting as of February 27, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Park Electrochemical Corp. and subsidiaries maintained effective internal control over financial reporting as of February 27, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 27, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of February 27, 2005, and the related consolidated statements of operations, cash flows, and stockholders' equity, for the year then ended, and our report dated April 19, 2005 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
April 19, 2005

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited the accompanying consolidated balance sheet of Park Electrochemical Corp. and subsidiaries as of February 27, 2005, and the related consolidated statements of operations, cash flows, and stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Park Electrochemical Corp. and subsidiaries as of and for the years ended February 29, 2004 and March 2, 2003, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 21, 2004.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park Electrochemical Corp. and subsidiaries as of February 27, 2005 and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Park Electrochemical Corp. and subsidiaries' internal control over financial reporting as of February 27, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria") and our report dated April 19, 2005 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
April 19, 2005 (except with respect to the matters described in Note 22 as to which the date is May 12, 2005)

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	February 27, 2005	February 29, 2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 86,071**	$111,989
Marketable securities (Note 2)	**103,507**	77,197
Accounts receivable, less allowance for doubtful accounts of $1,984 and $1,845, respectively	**35,722**	36,149
Inventories (Note 3)	**15,418**	11,707
Prepaid expenses and other current assets	**2,944**	3,040
Total current assets	**243,662**	240,082
Property, plant and equipment, net of accumulated depreciation and amortization (Note 4)	**63,251**	70,569
Other assets	**398**	419
Total assets	**$307,311**	$311,070
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 15,121**	$ 14,913
Accrued liabilities (Note 5)	**20,566**	24,468
Income taxes payable	**6,474**	3,248
Total current liabilities	**42,161**	42,629
Deferred income taxes (Note 6)	**5,042**	5,107
Liabilities from discontinued operations (Note 9)	**17,251**	19,438
Total liabilities	**64,454**	67,174
Commitments and contingencies (Note 15)		
Stockholders' equity (Note 7):		
Preferred stock, $1 par value per share—authorized, 500,000 shares; issued, none	**—**	—
Common stock, $.10 par value per share—authorized, 60,000,000 shares; issued, 20,369,986 shares	**2,037**	2,037
Additional paid-in capital	**134,206**	133,335
Retained earnings	**105,450**	108,915
Accumulated other comprehensive income	**4,605**	3,734
	246,298	248,021
Less treasury stock, at cost, 449,213 and 582,061 shares, respectively	**(3,441)**	(4,125)
Total stockholders' equity	**242,857**	243,896
Total liabilities and stockholders' equity	**$307,311**	$311,070

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended		
	February 27, 2005	February 29, 2004	March 2, 2003
Net sales	**$211,187**	$194,236	$195,578
Cost of sales	**167,937**	161,536	168,921
Gross profit	**43,250**	32,700	26,657
Selling, general and administrative expenses	**26,960**	27,962	27,157
Gain on Delco lawsuit (Note 19)	—	(33,088)	—
Asset impairment charge (Note 13)	—	—	49,035
Restructuring and severance charges (Note 10)	**625**	8,469	4,794
Gain on sale of DPI (Note 12)	—	—	(3,170)
Gain on sale of United Kingdom real estate	—	(429)	—
Gain on insurance settlement (Note 11)	**(4,745)**	—	—
Earnings (loss) from continuing operations	**20,410**	29,786	(51,159)
Interest and other income, net	**3,386**	2,958	3,260
Earnings (loss) from continuing operations before income taxes	**23,796**	32,744	(47,899)
Income tax provision (benefit) from continuing operations	**2,191**	2,835	(4,035)
Net earnings (loss) from continuing operations	**21,605**	29,909	(43,864)
Loss from discontinued operations, net of taxes (Note 9)	—	(33,761)	(6,895)
Net earnings (loss)	**$ 21,605**	$ (3,852)	$ (50,759)
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations	**$ 1.09**	$ 1.51	$ (2.23)
Loss from discontinued operations, net of tax	—	(1.71)	(0.35)
Basic earnings (loss) per share	**$ 1.09**	$ (0.20)	$ (2.58)
Basic weighted average shares	**19,879**	19,754	19,674
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations	**$ 1.08**	$1.50	$ (2.23)
Loss from discontinued operations, net of tax	—	(1.69)	(0.35)
Diluted earnings (loss) per share	**$ 1.08**	$ (0.19)	$ (2.58)
Diluted weighted average shares	**20,075**	19,991	19,674*

**For the fiscal year 2003, the effect of employee stock options was not considered because it was antidilutive.*

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Comprehensive Income (Loss)
	Shares	Amount				Shares	Amount	
Balance, March 3, 2002	20,369,986	$2,037	$131,138	$172,953	$(7,890)	877,163	$(5,692)	
Net loss				(50,759)				$(50,759)
Exchange rate changes					5,174			5,174
Change in pension liability adjustment					103			103
Unrealized gain on marketable securities					181			181
Stock option activity			2,034			(191,094)	1,110	
Cash dividends ($.24 per share)				(4,688)				
Comprehensive loss								$(45,301)
Balance, March 2, 2003	20,369,986	2,037	133,172	117,506	(2,432)	686,069	(4,582)	
Net loss				(3,852)				$ (3,852)
Exchange rate changes					5,557			5,557
Change in pension liability adjustment					742			742
Unrealized loss on marketable securities					(133)			(133)
Stock option activity			163			(104,008)	457	
Cash dividends ($.24 per share)				(4,739)				
Comprehensive income								$ 2,314
Balance, February 29, 2004	20,369,986	2,037	133,335	108,915	3,734	582,061	(4,125)	
Net earnings				21,605				$ 21,605
Exchange rate changes					1,529			1,529
Unrealized loss on marketable securities					(658)			(658)
Stock option activity			871			(132,848)	684	
Cash dividends ($1.26 per share)				(25,070)				
Comprehensive income								$ 22,476
Balance, February 27, 2005	**20,369,986**	**$2,037**	**$134,206**	**$105,450**	**$ 4,605**	**449,213**	**$(3,441)**	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended		
	February 27, 2005	February 29, 2004	March 2, 2003
Cash flows from operating activities:			
Net earnings (loss)	**$ 21,605**	$ (3,852)	$(50,759)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	**10,202**	11,978	17,973
Loss (gain) on sale of fixed assets	**35**	(511)	—
Gain from insurance settlement	**(4,745)**		
Proceeds from insurance settlement	**5,816**		
Charge for impairment of fixed assets	**—**	—	50,255
Non-cash restructuring charges	**—**	—	2,150
Non-cash impairment charges related to discontinued operations	**—**	21,348	—
Gain on sale of DPI	**—**	—	(3,170)
Provision for doubtful accounts receivable	**66**	109	184
Provision for deferred income taxes	**(55)**	515	(1,541)
Other, net	**—**	—	(25)
Changes in operating assets and liabilities:			
Accounts receivable	**596**	(6,082)	3,478
Inventories	**(3,553)**	86	535
Prepaid expenses and other current assets	**437**	1,287	(719)
Other assets and liabilities	**(2,164)**	(57)	17
Accounts payable	**91**	2,851	430
Accrued liabilities	**(4,051)**	4,441	(6,835)
Income taxes payable	**3,423**	217	4,216
Net cash provided by operating activities	**27,703**	32,330	16,189
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(3,328)**	(4,509)	(6,468)
Proceeds from sale of DPI	**—**	—	5,000
Proceeds from sales of property, plant and equipment	**20**	2,094	25
Purchases of marketable securities	**(66,833)**	(89,530)	(85,211)
Proceeds from sales and maturities of marketable securities	**39,533**	83,333	66,104
Net cash used in investing activities	**(30,608)**	(8,612)	(20,550)
Cash flows from financing activities:			
Dividends paid	**(25,070)**	(4,739)	(4,688)
Proceeds from exercise of stock options	**1,555**	620	368
Net cash used in financing activities	**(23,515)**	(4,119)	(4,320)
(Decrease) increase in cash and cash equivalents before effect of exchange rate changes	**(26,420)**	19,599	(8,681)
Effect of exchange rate changes on cash and cash equivalents	**502**	371	1,208
(Decrease) increase in cash and cash equivalents	**(25,918)**	19,970	(7,473)
Cash and cash equivalents, beginning of year	**111,989**	92,019	99,492
Cash and cash equivalents, end of year	**$ 86,071**	$111,989	$ 92,019

See notes to consolidated financial statements.

(In thousands, except share, per share and option amounts)

1. Summary of Significant Accounting Policies

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials and advanced composite materials for the electronics, military, aerospace, wireless communication, specialty and industrial markets. The Company's multilayer printed circuit board materials include copper-clad laminates and prepregs. Multilayer printed circuit boards and interconnection systems are used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices and passive components.

a. Principles of Consolidation—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. Reclassifications—The accompanying consolidated financial statements for the prior fiscal years contain certain reclassifications to conform with the presentation used in the fiscal year ended February 27, 2005. The reclassification of prior year balances included $18,000 of auction rate securities previously classified as cash equivalents to marketable securities. The Company has classified any investment in auction rate securities for which the underlying security had a maturity greater than three months as marketable securities on the balance sheet and has included the purchases, sales and maturities of such investments as marketable securities in the accompanying consolidated statement of cash flows.

c. Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

d. Accounting Period—The Company's fiscal year is the 52- or 53-week period ending the Sunday nearest to the last day of February. The 2005, 2004 and 2003 fiscal years ended on February 27, 2005, February 29, 2004, and March 2, 2003 respectively. Fiscal years 2005, 2004 and 2003 each consisted of 52 weeks.

e. Marketable Securities—All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income (loss). Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method. The Company has classified any investment in auction rate securities for which the underlying security had a maturity greater than three months as marketable securities.

f. Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

g. Revenue Recognition—Sales revenue is recognized at the time title is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

h. Sales Allowances and Product Warranties—The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to such specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in the products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit and advance composite materials possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

i. Allowance for Bad Debts—The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

j. Valuation of Long-lived Assets—The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be

(In thousands, except share, per share and option amounts)

recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

k. Shipping Costs—The amounts paid to third-party shippers for transporting products to customers are classified as selling expenses. The shipping costs included in selling, general and administrative expenses were approximately $4,659, $5,296 and $4,200 for fiscal years 2005, 2004 and 2003, respectively.

l. Depreciation and Amortization—Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives. Machinery and equipment are generally depreciated over 10 years. Building and leasehold improvements are depreciated over 30 years or the term of the lease, if shorter.

m. Income Taxes—Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $135,400 at February 27, 2005) of the Company's foreign subsidiaries, because it is management's practice and intent to reinvest such earnings in the operations of such subsidiaries.

n. Foreign Currency Translation—Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

The Company enters into foreign currency exchange contracts to manage its exposure to currency rate fluctuations on certain sales, purchases and intercompany transactions. These types of exchange contracts generally qualify for accounting as designated hedges. The realized and unrealized gains and losses on qualified contracts are deferred and included as components of the related transactions. Any contracts that do not qualify as hedges for accounting purposes are marked to market with the resulting gains and losses recognized in other income or expense.

o. Cash and Cash Equivalents—The Company considers all money market securities and investments with contractual maturities at the date of purchase of 90 days or less to be cash equivalents.

Supplemental Cash Flow Information

	Fiscal Year		
	2005	2004	2003
Cash paid during the year for:			
Income taxes (refunded) paid	**(1,124)**	2,248	(6,278)

p. Stock-Based Compensation—The Company implemented the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", in the fourth quarter of fiscal year 2003. This statement amended the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to require prominent disclosure of the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amended APB Opinion No. 28, "Interim Financial Reporting", to require disclosure of those effects in interim financial information.

As of February 27, 2005, the Company had two fixed stock incentive plans which are more fully described in Note 7. All options under the stock plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations for the plans. If compensation costs of the grants had been determined based upon the fair market value at the grant dates consistent with the FASB No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and earnings (loss) per share would have approximated the amounts shown below.

The weighted fair value for options was estimated at the dates of grants using the Black-Scholes option-pricing model to be $8.41 for fiscal year 2005, $8.69 for fiscal year 2004 and $12.81 for fiscal year 2003, with the following weighted average assumptions: risk free interest rate of 4.0% for fiscal years 2005, 2004 and 2003; expected volatility factors of 38%–46%, 49%–54% and 58% for fiscal years 2005, 2004 and 2003, respectively; expected dividend yield of 1.6% for fiscal year 2005 and 1.0% for fiscal years 2004 and 2003; and estimated option lives of 4.0 years for fiscal years 2005, 2004 and 2003.

	2005	2004	2003
Net earnings (loss)	**$21,605**	$(3,852)	$(50,759)
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of tax effects	**(1,803)**	(1,846)	(1,928)
Pro forma net earnings (loss)	**$19,802**	$(5,698)	$(52,687)
EPS—basic as reported	**$ 1.09**	$ (0.20)	$ (2.58)
EPS—basic pro forma	**$ 1.00**	$ (0.29)	$ (2.68)
EPS—diluted as reported	**$ 1.08**	$ (0.19)	$ (2.58)
EPS—diluted pro forma	**$ 0.97**	$ (0.29)	$ (2.68)

2. Marketable Securities

The following is a summary of available-for-sale securities:

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
February 27, 2005:			
U.S. Treasury and other government securities	**$ 11**	**$932**	**$ 64,265**
U.S. corporate debt securities	**—**	**—**	**39,151**
Total debt securities	**11**	**932**	**103,416**
Equity securities	**86**	**—**	**91**
	$ 97	**$932**	**$103,507**
February 29, 2004:			
U.S. Treasury and other government securities	$116	$ 18	$ 56,091
U.S. corporate debt securities	8	—	21,030
Total debt securities	124	18	77,121
Equity securities	71	—	76
	$195	$ 18	$ 77,197

The gross realized gains on the sales of securities were $4, $40 and $6 for fiscal years 2005, 2004 and 2003, respectively, and the gross realized losses were $13, $21, and $17 for fiscal years 2005, 2004 and 2003, respectively.

The amortized cost and estimated fair value of the debt and marketable securities at February 27, 2005, by contractual maturity, are shown below:

	Estimated Fair Value
Due in one year or less	$ 37,544
Due after one year through five years	65,872
	103,416
Equity securities	91
	$103,507

3. Inventories

	February 27, 2005	February 29, 2004
Raw materials	**$ 6,436**	$ 4,088
Work-in-process	**3,577**	2,424
Finished goods	**5,068**	4,835
Manufacturing supplies	**337**	360
	$15,418	$11,707

4. Property, Plant and Equipment

	February 27, 2005	February 29, 2004
Land, buildings and improvements	**$ 32,631**	$ 31,591
Machinery, equipment, furniture and fixtures	**135,863**	135,309
	168,494	166,900
Less accumulated depreciation and amortization	**105,243**	96,331
	$ 63,251	$ 70,569

Property, plant and equipment are initially valued at cost. Depreciation and amortization expense, for continuing operations, relating to property, plant and equipment was $10,202, $10,604 and $16,535 for fiscal years 2005, 2004 and 2003, respectively. Pre-tax charges of $15,349 and $52,248 were recorded in fiscal years 2004 and 2003, respectively, for the write-downs of abandoned or impaired operating equipment, including charges of $15,349 and $1,220 for such years, respectively, related to Dielektra (see Notes 9, 10 and 13 below). The Company has $6,329 of equipment which is idle, but which the Company intends to utilize in the future.

5. Accrued Liabilities

	February 27, 2005	February 29, 2004
Payroll and payroll related	**$ 3,816**	$ 3,650
Employee benefits	**803**	2,194
Workers compensation accrual	**2,744**	2,815
Environmental reserve (Note 15)	**2,387**	2,389
Restructuring accruals	**5,797**	6,756
Other	**5,019**	6,664
	$20,566	$24,468

(In thousands, except share, per share and option amounts)

6. Income Taxes

The income tax (benefit) provision for continuing operations includes the following:

	Fiscal Year		
	2005	2004	2003
Current:			
Federal	**$ (585)**	$ 467	$(3,806)
State and local	**170**	125	385
Foreign	**2,672**	1,732	927
	2,257	2,324	(2,494)
Deferred:			
Federal	**—**	—	(1,087)
State and local	**(6)**	(7)	(107)
Foreign	**(60)**	518	(347)
	(66)	511	(1,541)
	$2,191	$2,835	$(4,035)

The components of income (loss) from continuing operations before income tax were as follows:

	Fiscal Year		
	2005	2004	2003
United States	**$ 1,198**	$13,758	$(53,185)
Foreign	**22,598**	18,986	5,286
Earnings (loss) from continuing operations before income taxes	**$23,796**	$32,744	$(47,899)

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2005	2004	2003
Statutory U.S. Federal tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of Federal benefit	**0.5**	0.3	(0.4)
Foreign tax rate differentials	**(20.2)**	(11.9)	1.4
Valuation allowance	**(8.0)**	1.9	—
Impairment of deferred tax assets	**—**	—	(28.1)
Other, net	**1.9**	(16.6)	0.5
	9.2%	8.7%	8.4%

The Company had total net operating loss carryforwards from continuing operations of approximately $22,100 and $15,700 in fiscal years 2005 and 2004, respectively. Approximately $8,200 of the total net operating loss carryforwards related to U.S. operations and approximately $13,900 of the total carryforwards related to foreign operations in fiscal year 2005, and approximately $2,900 of the total net operating loss carryforwards related to U.S. operations and $12,800 of the total carryforwards related to foreign operations in fiscal year 2004. In fiscal years 2005 and 2004, the Company had net operating loss carryforwards from discontinued operations of $0 and $76,400, respectively. Long-term deferred tax assets resulting from these net operating loss carryforwards from continuing operations were valued at $0 at February 27, 2005 and February 29, 2004, respectively. Long-term deferred tax assets resulting from discontinued operations were valued at $0 at February 27, 2005 and February 29, 2004, net of valuation reserves of $0 and $32,598, respectively.

Approximately $690 of the foreign net operating loss carryforwards expire in fiscal year 2007, approximately $4,000 of U.S. net operating loss carryforwards expire in fiscal year 2024, approximately $4,100 of U.S. net operating loss carryforwards expire in fiscal year 2025, and the remainder have no expiration.

The U.S. net operating loss carryforwards include $2,000 and $1,000 of cumulative deductions relating to the taxable disposition of incentive stock options during fiscal years 2005 and 2004, respectively. In the event that the Company can utilize its U.S. net operating loss carryforwards, the tax benefit relating to these deductions will be credited to additional paid-in capital.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. At February 27, 2005 and February 29, 2004, the Company did not have any current deferred tax assets. Significant components of the Company's long-term deferred tax liabilities and assets as of February 27, 2005 and February 29, 2004 from continuing operations were as follows:

	2005	2004
Deferred tax liabilities:		
Depreciation	**$ 2,340**	$ 2,929
Other, net	**2,702**	2,178
Total deferred tax liabilities	**5,042**	5,107
Deferred tax assets:		
Impairment of fixed assets	**5,900**	9,210
Net operating loss carryforwards	**6,745**	6,347
Other, net	**5,567**	6,007
Total deferred tax assets	**18,212**	21,564
Valuation allowance for deferred tax assets	**(18,212)**	(21,564)
Net deferred tax assets	**—**	—
Net deferred tax liabilities	**$ 5,042**	$ 5,107

7. Stockholders' Equity

a. Stock Options—Under the 1992 Stock Option Plan approved by the Company's stockholders, directors and key employees may have been granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options became exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant, and expire ten years from the date of grant. Options to purchase a total of 2,625,000 shares of common stock were authorized for grant under such Plan. The authority to grant additional options under the Plan expired on March 24, 2002.

Under the 2002 Stock Option Plan approved by the Company's stockholders, directors and key employees may be granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of the grant, and expire ten years from the date of grant. Options to purchase a total of 900,000 shares of common stock were authorized for grant under such Plan.

Information with respect to options follows:

	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price
Balance, March 3, 2002	$ 4.67–$43.63	1,243,707	$ 9.56
Granted	14.12– 29.05	231,800	28.04
Exercised	4.67– 16.54	(43,398)	13.06
Cancelled	12.21– 43.63	(66,747)	28.29
Balance, March 2, 2003	$ 4.92–$43.63	1,365,362	$18.92
Granted	19.95– 29.17	194,275	20.42
Exercised	4.92– 24.08	(121,837)	8.18
Cancelled	14.12– 43.63	(41,147)	23.95
Balance, February 29, 2004	$ 8.75–$43.63	1,396,653	$19.91
Granted	19.89– 23.41	183,900	22.86
Exercised	8.75– 29.05	(152,327)	13.04
Cancelled	12.21– 43.63	(144,407)	23.89
Balance, February 27, 2005	**$12.21–$43.63**	**1,283,819**	**$20.71**
Exercisable February 27, 2005	**$12.21–$43.63**	**864,013**	**$19.37**

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$12.21–$19.99	711,219	4.5	$16.64	588,925	$15.95
22.62– 43.63	572,600	7.38	25.76	275,088	26.68
	1,283,819			864,013	

Stock options available for future grant under the 2002 stock option plan at February 27, 2005 and February 29, 2004 were 565,885 and 705,725, respectively.

b. Stockholders' Rights Plan—On February 2, 1989, the Company adopted a stockholders' rights plan designed to protect stockholder interests in the event the Company is confronted with coercive or unfair takeover tactics. Under the terms of the plan, as amended on July 12, 1995, each share of the Company's common stock held of record on February 15, 1989 or issued thereafter received one right (subsequently adjusted to two thirds (2/3) of one right in connection with the Company's three-for-two stock split in the form of a stock dividend distributed November 8, 2000 to stockholders of record on October 20, 2000). In the event that a person has acquired, or has the right to acquire, 15% (25% in certain cases) or more of the then outstanding common stock of the Company (an "Acquiring Person") or tenders for 15% or more of the then outstanding common stock of the Company, such rights will become exercisable, unless the Board of Directors otherwise determines. Upon becoming exercisable as aforesaid, each right will entitle the holder thereof to purchase one one-hundredth of a share of Series A Preferred Stock for $75, subject to adjustment (the "Purchase Price"). In the event that any person becomes an Acquiring Person, each holder of an unexercised exercisable right, other than an Acquiring Person, shall have the right to purchase, at a price equal to the then current Purchase Price, such number of shares of the Company's common stock as shall equal the then current Purchase Price divided by 50% of the then market price per share of the Company's common stock. In addition, if after a person becomes an Acquiring Person, the Company engages in any of certain business combination transactions as specified in the plan, the Company will take all action to ensure that, and will not consummate any such business combination

(In thousands, except share, per share and option amounts)

unless, each holder of an unexercised exercisable right, other than an Acquiring Person, shall have the right to purchase, at a price equal to the then current Purchase Price, such number of shares of common stock of the other party to the transaction for each right held by such holder as shall equal the then current Purchase Price divided by 50% of the then market price per share of such other party's common stock. The Company may redeem the rights for a nominal consideration at any time prior to such time as any person becomes an Acquiring Person, and after any person becomes an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding common stock of the Company, the Company may exchange all or part of the rights for shares of the Company's common stock at a one-for-one exchange ratio. Unless redeemed, exchanged or exercised earlier, all rights expire on July 12, 2005.

c. Reserved Common Shares—At February 27, 2005, 1,849,704 shares of common stock were reserved for issuance upon exercise of stock options.

d. Accumulated Other Comprehensive Income—Accumulated balances related to each component of other comprehensive income were as follows:

	February 27, 2005	February 29, 2004
Currency translation adjustment	**$5,148**	$3,619
Unrealized gains on investments	**(543)**	115
Accumulated balance	**$4,605**	$3,734

8. Earnings (Loss) per Share

The following table sets forth the calculation of basic and diluted earnings (loss) per share for the last three fiscal years:

	2005	2004	2003
Net earnings (loss) from continuing operations	**$21,605**	$ 29,909	$(43,864)
Loss from discontinued operations, net of taxes	**—**	(33,761)	(6,895)
Net earnings (loss)	**$21,605**	$ (3,852)	$(50,759)
Weighted average common shares outstanding for basic EPS	**19,879,278**	19,754,000	19,674,000
Net effect of dilutive options	**195,741**	237,000	*
Weighted average shares outstanding for diluted EPS	**20,075,019**	19,991,000	19,674,000
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations	**$ 1.09**	$ 1.51	$ (2.23)
Loss from discontinued operations, net of tax	**—**	(1.71)	(0.35)
Basic earnings (loss) per share	**$ 1.09**	$ (0.20)	$ (2.58)
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations	**$ 1.08**	$ 1.50	$ (2.23)
Loss from discontinued operations, net of tax	**—**	(1.69)	(0.35)
Diluted earnings (loss) per share	**$ 1.08**	$ (0.19)	$ (2.58)

**For the fiscal year 2003, the effect of employee stock options was not considered because it was antidilutive.*

Common stock equivalents, which were not included in the computation of diluted loss per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 99,447, 151,585, and 865,287 for the fiscal years 2005, 2004, and 2003, respectively.

9. Discontinued Operations and Pension Liability

a. Discontinued Operations—On February 4, 2004, the Company announced that it was discontinuing its financial support of its Dielektra GmbH ("Dielektra") subsidiary located in Cologne, Germany, due to the continued erosion of the European market for the Company's high technology products. Without Park's financial support, Dielektra filed an insolvency petition, which may result in the reorganization, sale or liquidation of Dielektra. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", Dielektra is treated as a discontinued operation. As a result of the discontinuation of financial support for Dielektra, the Company recognized an impairment charge of $22,023 for the write-off of Dielektra assets and other costs during the fourth quarter of the 2004 fiscal year. The income tax provision for discontinued operations was $0 and $150 for fiscal years 2004 and 2003, respectively. The liabilities from discontinued operations totaling $17,251 and $19,438 at February 27, 2005 and February 29, 2004, respectively, are reported separately in the Consolidated Balance Sheet. These liabilities from discontinued operations included $12,094 for Dielektra's deferred pension liability. The Company expects to recognize a gain of approximately $17 million related to the reversal of these liabilities when the Dielektra insolvency process is completed, although it is unclear when the process will be completed. In addition to the impairment charge described above recognized in the 2004 fiscal year, the losses from operations of $5,596 and $6,142 for termination and other costs related to Dielektra, recorded in the first quarter of the 2004 fiscal year, have been included in discontinued operations in the Consolidated Statements of Operations in the periods in which they occurred. At the time of the discontinuation of support for Dielektra, $5,539 of the $6,142 of termination and other costs had been paid and the remaining $603 was included in liabilities from discontinued operations in the Consolidated Balance Sheet.

Dielektra's net sales and operating results for each of the three fiscal years ended February 27, 2005, February 29, 2004, and March 2, 2003, and assets and liabilities of discontinued operations at February 27, 2005 and February 29, 2004 were as follows:

	Fiscal Year		
	2005	2004	2003
Net sales	$—	$ 14,429	$21,198
Operating loss	—	(5,596)	(5,675)
Restructuring and impairment charges	—	28,165	1,220
Net loss	$—	$(33,761)	$ (6,895)

	February 27, 2005	February 29, 2004
Current assets	$ —	$ —
Fixed assets	—	—
Total assets	—	—
Current and other liabilities	**5,157**	7,344
Pension liabilities	**12,094**	12,094
Total liabilities	**17,251**	19,438
Net liabilities	**$(17,251)**	$(19,438)

b. Pension Liability—The pension information provided below relates to the Company's subsidiary, Dielektra. As described above, the Company discontinued its financial support of Dielektra during the fiscal year 2004 fourth quarter and, accordingly, has included the $12,094 pension liability as determined as of February 29, 2004 in liabilities from discontinued operations, which represents the latest information available to the Company.

Net pension costs included the following components:

	Fiscal Year
Changes in Benefit Obligations	2004
Benefit obligation at beginning of year	$ 10,991
Service cost	58
Interest cost	661
Actuarial loss (gain)	(558)
Currency translation (gain) loss	1,707
Benefits paid	(765)
Payment for annuities	—
Benefit obligation at end of year	$ 12,094
Changes in Plan Assets	
Fair value of plan assets at beginning of year	$ —
Actual return on plan assets	—
Employer contributions	764
Benefits paid	(764)
Payment for annuities	—
Administrative expenses paid	—
Fair value of plan assets	$ —
Underfunded status	$(12,094)
Unrecognized net loss	—
Net accrued pension cost	$(12,094)

	Fiscal Year	
Components of Net Periodic Benefit Cost	2004	2003
Service cost—benefits earned during the period	$ 58	$ 94
Interest cost on projected benefit obligation	661	571
Expected return on plan assets	—	—
Amortization of unrecognized loss	18	55
Recognized net actuarial loss	—	—
Effect of curtailment	—	—
Net periodic pension cost	$737	$720

	Fiscal Year	
	2004	2003
Projected benefit obligation	$12,094	$10,991
Accumulated benefit obligation	12,094	10,991
Plan assets	—	—

The projected benefit obligation for the plan was determined using assumed discount rates of 5.75% for fiscal year 2004. Projected wage increases of 2.6% were also assumed for fiscal year 2004.

(In thousands, except share, per share and option amounts)

10. Restructuring and Severance Charges

During the 2005 fiscal year third quarter ended November 28, 2004, the Company recorded $625 of charges for severance payments for workforce reductions at its North American and European volume printed circuit materials operations. These severance payments were made to employees during the 2005 fiscal year third quarter and there were no remaining liabilities as of February 27, 2005.

The Company recorded pre-tax charges totaling $8,438 during the first and second quarters of fiscal year 2004 related to the realignment of its North America volume printed circuit materials operations in Newburgh, New York and Fullerton, California. During the fourth quarter of fiscal year 2004 the Company recorded pre-tax charges of $112 related to workforce reductions in Europe and recovered $81 from sales of impaired assets related to its European operations. The components of these charges and the related liability balances and activity for the year ended February 27, 2005 are set forth below.

	Closure Charges	Charges Incurred or Paid	Reversals	2/27/05 Remaining Liabilities
New York and California and other realignment charges:				
Lease payments, taxes, utilities and other	$7,292	$1,495	$—	$5,797
Severance payments	1,258	1,258	—	—
	$8,550	$2,753	$—	$5,797

The severance payments were for the termination of hourly and salaried, administrative, manufacturing and support employees. Such employees were terminated during the 2004 fiscal year first, second and third quarters. The remaining liability for severance payments was paid to such employees during the fiscal year 2005 first quarter. The lease charges covered one lease obligation payable through December 2004 and a portion of another lease obligation payable through September 2013.

The Company recorded pre-tax charges of $4,674 and $120 in the fiscal year 2003 third quarter ended December 1, 2002 in connection with the closure of its Nelco U.K. manufacturing facility located in Skelmersdale, England, and severance costs at a North American business unit. The Company recorded an $81 gain on the sale of previously written off equipment during the fourth quarter of fiscal 2004. As of February 27, 2005, there were no remaining liabilities relating to these charges recorded during fiscal year 2003.

As a result of the foregoing employee terminations and other less significant employee terminations in connection with business contractions and in the ordinary course of business and substantial numbers of employee resignations and retirements in the ordinary course of business, the total number of employees employed by the Company declined to approximately 1,000 as of February 27, 2005, approximately 1,200 as of February 29, 2004, and approximately 1,400 as of March 2, 2003.

11. Gain on Insurance Settlement

In the 2005 fiscal year third quarter, the Company settled an insurance claim for damages sustained by the Company in Singapore as the result of an explosion that occurred in November 2002 in one of the four treaters located at its Nelco manufacturing facility in Singapore. During the 2005 fiscal year third quarter, the Company received $5,816 related to this insurance claim. The proceeds represent reimbursement for assets destroyed in the accident and for business interruption losses. As a result, the Company recognized a $4,745 gain during the third quarter ended November 28, 2004.

12. Sale of Dielectric Polymers, Inc.

On June 27, 2002, the Company sold its Dielectric Polymers, Inc. ("DPI") subsidiary to Adhesive Applications, Inc. of Easthampton, Massachusetts. The Company recorded a gain of $3,170 in its fiscal year 2003 second quarter ended September 1, 2002 in connection with the sale.

13. Asset Impairment Charges

As a result of continuing declines in the Company's North American business operations and Dielektra's mass lamination operation, during the fourth quarter of the 2003 fiscal year the Company reassessed the recoverability of the fixed assets of those operations based on cash flow projections and determined that such fixed assets were impaired. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the carrying values of such assets exceeded their fair values and were not recoverable. Accordingly, the Company recorded an impairment charge of $50,255, of which $1,220 related to Dielektra, in the Company's 2003 fiscal year fourth quarter to reduce the book values of such fixed assets to their estimated fair values. The impairment charge related to Dielektra is included in the loss from discontinued operations.

14. Employee Benefit Plans

a. Profit Sharing Plan—The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's estimated contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's actual contributions to the plan were $448 and $271 for fiscal years 2004 and 2003, respectively. The contribution estimated for fiscal year 2005 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

b. Savings Plan—The Company also sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $236, $260 and $442 in fiscal years 2005, 2004 and 2003, respectively.

15. Commitments and Contingencies

a. Lease Commitments—The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices, and land leases. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2012. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2054.

These non-cancelable operating leases have the following payment schedule.

Fiscal Year	Amount
2006	$ 1,873
2007	1,436
2008	1,360
2009	1,232
2010	1,246
Thereafter	4,717
	$11,864

Rental expenses, inclusive of real estate taxes and other costs, were $2,560, $2,659 and $2,948 for fiscal years 2005, 2004 and 2003, respectively.

b. Environmental Contingencies—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at eight sites. In addition, a subsidiary of the Company has received cost recovery claims under the Superfund Act from other private parties involving two other sites and has received requests from the EPA under the Superfund Act for information with respect to its involvement at three other sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers that provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have agreed to pay, or reimburse the Company and its subsidiaries for, 100% of their legal defense and remediation costs associated with three of these sites and 25% of such costs associated with another one of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $2, $1 and $131 in fiscal years 2005, 2004 and 2003, respectively. The recorded liabilities included in accrued liabilities for environmental matters were $2,387, $2,389 and $4,246 for fiscal years 2005, 2004 and 2003, respectively. As discussed in Note 9, liabilities from discontinued operations have been segregated on the Consolidated Balance Sheet and include $2,121 for environmental matters related to Dielektra.

Such recorded liabilities do not include environmental liabilities and related legal expenses for which the Company has concluded indemnification agreements with the insurance carriers that provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was

(In thousands, except share, per share and option amounts)

disposed at three sites for which certain subsidiaries of the Company have been named as potentially responsible parties, pursuant to which agreements such insurance carriers have been paying 100% of the legal defense and remediation costs associated with such three sites since 1985.

Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period.

16. Foreign Currency Contracts

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, the standard specifies criteria for designation and effectiveness of hedging relationships and establishes accounting rules for reporting changes in the fair value of a derivative instrument depending on the designated type of hedge.

The Company is exposed to foreign currency exchange rate fluctuations in the normal course of business. The Company uses derivative instruments (forward contracts) to hedge certain foreign currency exposures as part of its risk management strategy. The objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them, thereby reducing the volatility of earnings or protecting fair values of assets and liabilities. The Company does not enter into any trading or speculative positions with regard to derivative instruments.

The Company primarily enters into forward contracts, with maturities of three months or less, designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales, denominated in various currencies. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity. Once the hedged transaction is recognized, the gain or loss is reclassified into earnings.

At February 27, 2005 and February 29, 2004 the Company had outstanding foreign exchange contracts in notional amounts totaling $0 and $4,306, respectively.

17. Business Segments

The Company considers itself to operate in one business segment. The Company's printed circuit materials products are marketed primarily to leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers ("OEMs") located throughout North America, Europe and Asia. The Company's advanced composite materials customers, the majority of which are located in the United States, include OEMs, independent firms and distributors in the electronics, aerospace and industrial industries.

Sales are attributed to geographic region based upon the region from which the materials were shipped to the customer. Sales between geographic regions were not significant.

Financial information regarding the Company's continuing operations by geographic region follows:

	Fiscal Year		
	2005	2004	2003
United States	**$117,109**	$106,080	$117,889
Europe	**34,198**	31,982	32,322
Asia	**59,880**	56,174	45,367
Total sales	**$211,187**	$194,236	$195,578
United States	**$ 32,610**	$ 38,549	$ 44,425
Europe	**10,856**	10,969	25,373
Asia	**20,183**	21,470	21,159
Total long-lived assets	**$ 63,649**	$ 70,988	$ 90,957

18. Customer and Supplier Concentrations

a. *Customers*—Sales to Sanmina Corporation were 13.7%, 16.3% and 19.1% of the Company's total worldwide sales from its continuing operations for fiscal years 2005, 2004 and 2003, respectively. Sales to Tyco Printed Circuit Group L.P. were 12.3%, 12.2% and 11.0% of the Company's total worldwide sales from its continuing operations for fiscal years 2005, 2004 and 2003. Sales to Multilayer Technology, Inc. were 9.5%, 9.7% and 11.1% of the Company's total worldwide sales from its continuing operations for fiscal years 2005, 2004 and 2003, respectively.

While no other customer accounted for 10% or more of the Company's total worldwide sales from its continuing operations in fiscal years 2005, 2004 and 2003, and the Company is not dependent on any single customer, the loss of a major printed circuit materials customer or of a group of customers could have a material adverse effect on the Company's business and results of operations.

b. Sources of Supply—The principal materials used in the manufacture of the Company's high-technology printed circuit materials and advanced composite materials products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there are a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for each of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's business. Furthermore, substitutes for these materials are not readily available and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's business.

19. Gain on Delco Lawsuit

The United States District Court for the District of Arizona entered final judgment in favor of the Company's subsidiary, Nelco Technology, Inc. ("NTI"), in its lawsuit against Delco Electronics Corporation, a subsidiary of Delphi Automotive Systems Corporation ("Delco"), on NTI's claim for breach of the implied covenant of good faith and fair dealing. As a result, the Company received a net amount of $33,088 from Delco on July 1, 2003 in satisfaction of the judgment.

20. Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	Quarter First	Quarter Second	Quarter Third	Quarter Fourth
Fiscal 2005:				
Net sales	**$58,518**	**$51,098**	**$50,359**	**$51,212**
Gross profit	**13,712**	**9,418**	**9,840**	**10,280**
Net earnings	**6,021**	**2,947**	**7,692**	**4,945**
Basic earnings per share:				
Net earnings per share	**$ 0.30**	**$ 0.15**	**$ 0.39**	**$ 0.25**
Diluted earnings per share:				
Net earnings per share	**$ 0.30**	**$ 0.15**	**$ 0.38**	**$ 0.25**
Weighted average common shares outstanding:				
Basic	**19,810**	**19,885**	**19,901**	**19,920**
Diluted	**20,068**	**20,112**	**20,061**	**20,058**
Fiscal 2004:				
Net sales	$44,323	$43,566	$51,058	$55,289
Gross profit	4,623	5,919	9,764	12,394
(Loss) earnings from continuing operations	(1,644)	20,982	2,823	7,748
Loss from discontinued operations	(6,807)	(1,944)	(1,838)	(23,172)
Net (loss) earnings	(8,451)	19,038	985	(15,424)
Basic (loss) earnings per share:				
(Loss) earnings from continuing operations	$ (0.08)	$ 1.06	$ 0.14	$ 0.39
Loss from discontinued operations	$ (0.35)	$ (0.10)	$ (0.09)	$ (1.17)
Net (loss) earnings per share	$ (0.43)	$ 0.96	$ 0.05	$ (0.78)
Diluted (loss) earnings per share:				
(Loss) earnings from continuing operations	$ (0.08)	$ 1.05	$ 0.14	$ 0.38
Loss from discontinued operations	$ (0.35)	$ (0.10)	$ (0.09)	$ (1.14)
Net (loss) earnings per share	$ (0.43)	$ 0.95	$ 0.05	$ (0.76)
Weighted average common shares outstanding:				
Basic	19,709	19,759	19,764	19,783
Diluted	19,709	19,943	20,083	20,167

Earnings (loss) per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years.

21. Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes Accounting Principle Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values for fiscal years beginning after June 15, 2005 (as delayed by the Securities and Exchange Commission), with early adoption encouraged. For years beginning after June 15, 2005, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, a determination must be made regarding the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. SFAS 123R permits a prospective application or two modified versions of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original SFAS 123. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007, at which time the Company will begin recognizing an expense for all unvested share-based compensation that has been issued. Under the retrospective options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The Company has not yet finalized its decision concerning the transition option it will utilize to adopt SFAS 123R and is in the process of evaluating the impact of FAS 123R on its financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs, and an amendment of Accounting Research Bulletin No. 43 Chapter 4". SFAS 151 requires all companies to recognize a current-period charge for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. SFAS 151 also requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the accounting change will have on its financial position and results of operations.

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act provides tax relief to U.S. domestic manufacturers. The FASB directed its staff to issue Financial Staff Position (FSP) FAS 109-1, "Application of FASB Statement No. 109" ("SFAS 109"), "Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004" ("FSP FAS 109"). FSP FAS 109-1 states that a manufacturer's deduction provided for under the Act should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction. The special deduction should be considered by a company in measuring deferred taxes when the company is subject to graduated tax rates, and in assessing whether a valuation allowance is necessary as required by SFAS 109. The adoption of FSP FAS 109-1 did not have a material impact on the Company's results of operations or financial position for fiscal year 2005.

In September 2004, the Emerging Issues Task Force issued Statement No. 04-10, "Applying Paragraph 19 of Statement of Financial Accounting Standard No. 131 in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds", ("EITF 04-10"). EITF 04-10 gives guidance to companies on issues to consider in determining the aggregation criteria and guidance from paragraphs 17 and 19 of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". Specifically, whether operating segments must always have similar economic characteristics and meet a majority of the remaining five aggregation criteria, items (a)–(e), listed in paragraph 17 of SFAS 131, or whether operating segments must meet a majority of all six aggregation criteria (that is, the five aggregation criteria, items (a)–(e), listed in paragraph 17 and similar economic characteristics), in determining the appropriate segment reporting disclosures. The FASB has issued FASB Staff Position FSP FAS 131a for public comment. The final FSP is expected to be issued during calendar year 2005. The Company is in the process of assessing the impact that EITF 04-10 and the proposed FSP FAS 131a will have on its financial statement disclosures.

22. Subsequent Event

On May 12, 2005, the Company announced that it was reducing the size of the workforce at its Neltec Europe SAS subsidiary in Mirebeau, France, from 138 employees to 103 employees, as a result of the further deterioration of the European market for high-technology printed circuit materials. The Company expects to record a one-time termination benefits charge of approximately $1 million during the 2006 fiscal year first quarter ending May 29, 2005. The payment of these termination benefits is expected to be substantially completed by the end of the 2006 fiscal year second quarter ending August 28, 2005.

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Midwest Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the common stock.

For the Fiscal Year Ended February 27, 2005	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	**$26.70**	**$21.63**	**$0.06**
Second Quarter	**27.40**	**20.54**	**$0.06**
Third Quarter	**23.12**	**19.71**	**$1.14***
Fourth Quarter	**22.67**	**18.25**	**$0.00**

For the Fiscal Year Ended February 29, 2004	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	$19.67	$14.03	$0.06
Second Quarter	23.35	17.91	$0.06
Third Quarter	25.55	22.35	$0.06
Fourth Quarter	30.18	23.39	$0.06

*During the 2005 fiscal year third quarter, the Company declared its regular quarterly cash dividend of $0.06 per share, and in October 2004, the Company announced that its Board of Directors had declared a one-time, special cash dividend of $1.00 per share, payable December 15, 2004 to stockholders of record on November 15, 2004, and approved an increase in Park's quarterly cash dividend from $0.06 per share to $0.08 per share and, at the same time, announced that its Board of Directors also had declared a regular fourth quarter dividend of $0.08 per share payable February 8, 2005 to stockholders of record on January 6, 2005.

As of May 6, 2005, there were approximately 1,335 holders of record of common stock.

Safe Harbor Statement

This Report may contain "forward-looking statements", as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "goal", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics industry, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of utilities, and the various other factors set forth under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended February 27, 2005. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2005 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Corporate Information

Board of Directors

Mark S. Ain
Chief Executive Officer and
Chairman of the Board
Kronos Incorporated

Dale Blanchfield
Former President of Electronics Division
of The Bureau of Engraving Inc.

Anthony Chiesa
Former Vice President
Park Electrochemical Corp.

Lloyd Frank
Of Counsel
Troutman Sanders LLP

Brian E. Shore
Chairman of the Board
Park Electrochemical Corp.

Steven T. Warshaw
President, Chief Executive Officer
and Chairman of the Board
M Cubed Technologies, Inc.

Corporate Officers

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Senior Vice President
Secretary and General Counsel

Emily J. Groehl
Senior Vice President
Sales

John Jongebloed
Senior Vice President
Global Logistics

Steven P. Schaefer
Senior Vice President
Marketing

Murray O. Stamer
Senior Vice President and
Chief Financial Officer

Gary M. Watson
Senior Vice President
Engineering and
Senior Vice President
Asian Business Unit

James W. Kelly
Vice President
Taxes and Planning

Corporate Information

Executive Offices
Park Electrochemical Corp.
48 South Service Road
Melville, New York 11747
631-465-3600

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. on Wednesday, July 20, 2005 at The Bank of New York, One Wall Street, New York, New York.

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel
Skadden, Arps, Slate,
Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing
New York Stock Exchange
Trading Symbol: PKE

The NYSE requires that the chief executive officer of each listed company certify annually that he or she is not aware of any violation by the company of the NYSE's Corporate Governance listing standards. Such certification was made by the Company on November 23, 2004. Certifications by the Chief Executive Officer and Chief Financial Officer of the Company pursuant to section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K Annual Report for the fiscal year ended February 27, 2005.

Web Site
www.parkelectro.com

Subsidiaries

FiberCote Industries, Inc.
Waterbury, Connecticut

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Technology (Zhuhai FTZ) Ltd.
Zhuhai, China

Neltec Europe SAS
Mirebeau, France

Neltec, Inc.
Tempe, Arizona

Neltec SA
Lannemezan, France

New England Laminates Co., Inc.
Newburgh, New York

designed by curran & connors, inc. / www.curran-connors.com

PARK ELECTROCHEMICAL CORP.

48 South Service Road • Melville, NY 11747 • Tel: 631-465-3600 • Fax: 631-465-3100

www.parkelectro.com